UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February, 2009
Commission File Number 000-31212
Metal Storm Limited

(Translation of registrant’s name into English)
Building 4, 848 Boundary Road, Richlands,
Queensland, Australia 4077

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑
Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes   ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

TABLE OF CONTENTS

SIGNATURES
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: February 27, 2009	By:	/s/ Peter Wetzig

	Name:	Peter Wetzig
	Title:	Company Secretary

Form 604
Corporations Act 2001
Section 671B
Notice of change of interest of substantial holder

To: Company Name/ Scheme	Metal Storm Limited

ACN/ARSN	064 270 006
1. Details of substantial holder(1)

Name	James Michael O’Dwyer

ACN/ARSN (if applicable)

There was a change in the interests of the substantial holder on	24/02/2009

The previous notice was given to the company on	07/01/2009

The previous notice was dated	07/01/2009
2. Previous and present voting power
The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

	Previous notice		Present notice
Class of securities (4)	Person’s votes	Voting power (5)	Person’s votes	Voting power (5)
Ordinary	181,214,199	29.18%	174,968,461	28.18%
3. Changes in relevant interests
Particulars of each change in, or change in the nature of, relevant interests of the substantial shareholder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

	Person whose			Class and number
Date of	relevant interest	Nature of	Consideration given	of securities	Person’s votes
change	changed	change (6)	in relation to change (7)	affected	affected
See Annexure ‘A’
4. Present relevant interests
Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

		Person
Holder of		entitled to be
relevant	Registered holder of	registered as	Nature of relevant	Class and number
interest	securities	holder (8)	interest (6)	of securities	Person’s votes
James Michael O’Dwyer	James Michael O’Dwyer	James Michael O’Dwyer	Registered holder of shares	124,543,819 ordinary shares	124,543,819

O’Dwyer Investments Pty Ltd ACN 010 495 315	O’Dwyer Investments Pty Ltd ACN 010 495 315	O’Dwyer Investments Pty Ltd ACN 010 495 315	Registered holder of shares	50,424,642 ordinary shares	50,424,642

5. Changes in association
The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
Nil
6. Addresses
The addresses of the person named in this form are as follows:

Name	Address
James Michael O’Dwyer	Unit 162, Admiralty Quays, 32 Macrossan Street, Brisbane

O’Dwyer Investments Pty Ltd ACN 010 495 315	c/o BDO Kendalls, Level 18, 300 Queen Street, Brisbane
Signature

print name James Michael O’Dwyer	capacity

sign here /s/ James Michael O’Dwyer	date	27/02/09
DIRECTIONS
(1)	If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2)	See the definition of “associate” in section 9 of the Corporations Act 2001.

(3)	See the definition of “relevant interest” in section 608 and 671B(7) of the Corporations Act 2001.

(4)	The voting shares of a company constitute one class unless divided into separate classes.

(5)	The person’s votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6)	Include details of:
(a)	any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b)	any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).
     See the definition of “relevant agreement” in section 9 of the Corporations Act 2001.
(7)	Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its association in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.
(8)	If the substantial holder is unable to determine the identity of the person (eg, if the relevant interest arises because of an option) write “unknown”.
(9)	Give details, if appropriate, of the present association and any change in that associate since the last substantial holding notice.

Metal Storm Limited
ACN 064 270 006
Annexure ‘A’ to ASIC Form 604
This is the Annexure ‘A’ of 5 pages referred to in number 3 of the ASIC Form 604 signed and dated 27 February 2009.

			Consideration	Class and
			given in	number of
	Person whose		relation to	securities	Person’s votes
Date of	relevant interest	Nature of Change	change (7)	affected	affected
Change	Changed	(6)	AUD$	ADR’s	Common Stock
01/06/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.955	560	11,200
01/08/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.899	2,000	40,000
01/08/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.899	2,000	40,000
01/08/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.899	5,000	100,000
01/08/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.899	5,000	100,000
01/08/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.870	2,000	40,000
01/08/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.870	5,000	100,000
01/09/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.867	315	6,300
01/09/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.853	1,000	20,000
01/09/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.853	2,500	50,000
01/09/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.853	2,500	50,000
01/09/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.853	2,500	50,000
01/09/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.853	10,000	200,000
01/09/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.853	4,500	90,000
01/09/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.853	2,500	50,000
01/09/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.853	2,500	50,000
01/09/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.853	500	10,000
01/09/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.853	5,000	100,000
01/09/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.853	2,500	50,000
01/09/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.853	2,500	50,000
01/09/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.867	100	2,000
01/09/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.867	2,500	50,000

			Consideration	Class and
			given in	number of
	Person whose		relation to	securities	Person’s votes
Date of	relevant interest	Nature of Change	change (7)	affected	affected
Change	Changed	(6)	AUD$	ADR’s	Common Stock
01/09/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.867	10,000	200,000
01/09/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.867	10,000	200,000
01/09/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.867	10,000	200,000
01/09/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.867	10,000	200,000
01/09/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.867	5,000	100,000
01/09/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.867	5,000	100,000
01/12/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.810	2,500	50,000
01/12/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.810	2,500	50,000
01/12/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.810	2,500	50,000
01/12/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.810	2,500	50,000
01/12/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.810	2,500	50,000
01/12/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.810	2,500	50,000
01/12/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.810	2,500	50,000
01/12/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.824	4,000	80,000
01/12/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.839	2,500	50,000
01/12/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.839	2,500	50,000
01/12/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.839	2,500	50,000
1/13/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.826	1,000	20,000
1/14/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.771	5,014	100,280
1/15/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.809	2,049	40,980
1/15/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.809	450	9,000
1/15/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.809	1	20
1/16/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.817	743	14,860
1/16/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.817	1,257	25,140
1/16/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.817	1,000	20,000
1/16/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.817	2,500	50,000
1/16/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.817	700	14,000
1/16/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.817	57	1,140
1/20/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.849	200	4,000
1/20/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.849	2,500	50,000

			Consideration	Class and
			given in	number of
	Person whose		relation to	securities	Person’s votes
Date of	relevant interest	Nature of Change	change (7)	affected	affected
Change	Changed	(6)	AUD$	ADR’s	Common Stock
1/21/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.828	450	9,000
1/22/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.792	2,500	50,000
1/22/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.792	2,500	50,000
1/23/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.748	2,500	50,000
1/26/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.758	1,500	30,000
1/28/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.756	5,000	100,000
1/28/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.786	80	1,600
1/28/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.786	1,000	20,000
1/29/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.812	1,000	20,000
1/30/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.818	1,300	26,000
02/02/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.807	2,500	50,000
02/02/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.775	2,500	50,000
02/04/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.809	1,500	30,000
02/04/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.809	2,500	50,000
02/04/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.809	5,000	100,000
02/05/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.919	325	6,500
02/05/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.919	200	4,000
02/05/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.873	2,500	50,000
02/05/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.888	1,000	20,000
02/05/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.888	4,660	93,200
02/05/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.888	2,160	43,200
02/05/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.888	340	6,800
02/05/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.888	340	6,800
02/06/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.842	2,500	50,000
02/06/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.828	5,000	100,000
02/06/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.828	2,500	50,000
02/09/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.866	2,500	50,000
02/09/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.866	2,500	50,000
02/10/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.907	1,000	20,000
02/10/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.923	500	10,000

			Consideration	Class and
			given in	number of
	Person whose		relation to	securities	Person’s votes
Date of	relevant interest	Nature of Change	change (7)	affected	affected
Change	Changed	(6)	AUD$	ADR’s	Common Stock
02/12/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.905	1,250	25,000
2/13/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.913	5,000	100,000
2/13/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.913	3,500	70,000
2/13/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.913	2,500	50,000
2/13/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.928	1,000	20,000
2/13/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.928	500	10,000
2/13/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.928	100	2,000
2/13/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.928	91	1,820
2/13/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.928	5,000	100,000
2/13/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.920	500	10,000
2/13/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.920	7,000	140,000
2/13/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.920	5,000	100,000
2/13/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.920	5,000	100,000
2/13/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.920	5,000	100,000
2/13/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.920	5,000	100,000
2/17/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.945	700	14,000
2/19/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.960	1,000	20,000
2/20/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.943	1,600	32,000
2/20/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.943	50	1,000
2/20/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.912	3,865	77,300
2/20/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.912	3,135	62,700
2/20/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.912	5,000	100,000
2/20/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.959	100	2,000
2/23/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.917	5,000	100,000
2/23/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.933	5,000	100,000
TOTAL				291,192	5,823,840

			Consideration	Class and
			given in	number of
	Person whose		relation to	securities	Person’s votes
Date of	relevant interest	Nature of Change	change (7)	affected	affected
Change	Changed	(6)	AUD$	Common Stock	Common Stock
06/01/2009	James Michael O’Dwyer	Market Disposition	$0.056	73,850	73,850
05/01/2009	James Michael O’Dwyer	Market Disposition	$0.056	9,296	9,296
05/02/2009	James Michael O’Dwyer	Market Disposition	$0.056	70,002	70,002
06/02/2009	James Michael O’Dwyer	Market Disposition	$0.056	18,750	18,750
20/02/2009	James Michael O’Dwyer	Market Disposition	$0.052	50,000	50,000
20/02/2009	James Michael O’Dwyer	Market Disposition	$0.052	200,000	200,000
TOTAL					421,898

/s/ James Michael O’Dwyer
James Michael O’Dwyer

Metal Storm Limited
99 064 270 006
Appendix 4E
Preliminary Final Report
For the Year Ended 31 December 2008
Results for Announcement to the Market
(All comparisons to year ended 31 December 2007)

	$	movement $		% movement
Revenues from ordinary activities	2,201,331	1,004,050	Down	31.3%
Loss from ordinary activities after tax	(10,656,003)	(657,853)	Up	6.6%
Dividend Information
Dividends are not proposed

	31 Dec 08	31 Dec 07
Net tangible assets per security (cents)	(2.2)	(0.3)
Additional Appendix 4E disclosure requirements can be found in the notes to the Metal Storm Limited 2008 Annual Report.
Annual Meeting

The annual meeting will be held as follows:

Date	Friday, 14 May 2009
Time	11:00am
Venue	Auditorium, Australian Institute of Management Corner Boundary and Rosa Streets, Spring Hill QLD 4000
The Annual Report will be available on approximately 13 April 2009.
Audit Information

The financial statements have been audited and a copy of the independent Audit Report is attached to the Financial Statements.

Metal Storm Limited
99 064 270 006
Contents to Annual Report

Metal Storm Limited
Corporate Information
As at 22 January 2009

Directors:	T J O’Dwyer Chairman L J Finniear Chief Executive Officer P D Jonson J R Nicholls T Tappenden

Company Secretary:	P R Wetzig, FCIS

Registered Office and Principal Place of Business — Australia:	Building 4, 848 Boundary Road Richlands QLD 4077 Australia Phone +61 7 3123 4700 Fax: +61 7 3217 0811 Email: msau@metalstorm.com Web: www.metalstorm.com

Principal Place of Business — USA:	Suite 810, 4350 N Fairfax Drive Arlington VA 22203 USA Phone +1 703 248 8218

Auditors:	PricewaterhouseCoopers

Bankers:	Suncorp Metway Limited (Australia) Wachovia Bank (USA)

Lawyers:	Corrs Chambers Westgarth Baker McKenzie

Patent Attorney:	Davis Collison Cave

Share Register Australia:	Computershare Investor Services Pty Ltd Level 19, 307 Queen Street Brisbane QLD 4000 Australia Tel: +61 7 3237 2100 Fax: +61 7 3237 2152 Web: www.computershare.com.au

Share Register USA:	Bank of New York Depository Receipts Division 6th Floor, 620 Avenue of the Americas New York NY 10011 USA

Stock Exchange Listings:	Metal Storm Limited’s ordinary shares are quoted on the Australian Securities Exchange Limited (“ASX”) (trading code: MST), its convertible notes are quoted on the ASX and the Port Moresby Stock Exchange Limited in Papua New Guinea (trading code: MSTG), its listed options are quoted on the ASX (trading code: MSTO) and its American Depositary Receipts (ADR’s) are traded on the Over the Counter (OTC) market in the United States of America (ticker symbol: MTSXY).

2 | P a g e

Metal Storm Limited
Directors’ Report
Your Directors submit their report for the year ended 31 December 2008 for Metal Storm Limited (“the Company”) and its subsidiaries (“the Group”).
Directors
The names, qualifications, experience and special responsibilities of the Directors of the Company at 31 December 2008 are as follows. Directors of the Company were in office for this entire period unless otherwise stated.

Mr Terry J O’Dwyer B Com, Dip Adv Acc., FCA, FAICD (Non-Executive Chairman)
Mr O’Dwyer, a chartered accountant has been a Director of Metal Storm Limited since 1998. He is the Executive Chairman of Backwell Lombard Capital and a past chairman of BDO Kendalls, Chartered Accountants, where he was a partner for 27 years until his retirement in June 2005. Mr O’Dwyer served as Executive Chairman of the company for a short period in 2006. Prior to that he was a member of the Audit and Finance Committees of the Company. During the past three years Mr O’Dwyer has also served as a Director of the following other publicly listed companies:
•	Bendigo Bank Limited [1], appointed October 2000

•	Brumby’s Bakeries Holdings Limited (Chairman), appointed November 2003, resigned July 2007

•	MFS Limited (Chairman), appointed March 2005, resigned March 2007

•	Break Free Limited (Chairman), appointed June 2000, and resigned March 2005 on merger with MFS Limited
In the 2007 financial year, Mr O’Dwyer was Executive Chairman from 1 January until 19 February. Thereafter he has been the company’s non-executive Chairman.

Dr Lee J Finniear B Eng (Hons), PhD (Managing Director and Chief Executive Officer)
Dr Finniear was appointed Chief Executive Officer of Metal Storm Limited in February 2007 and Managing Director in May 2007. He has worked in UK, Asia and USA and has held senior executive roles in technology companies that service defence organisations worldwide. In Dr Finniear’s previous role as CEO of Derceto Ltd, he operated businesses in New Zealand, USA and the UK. Prior to this he was Vice President at Intergraph Corporation, responsible for all business and staff in the Asia Pacific Region that service the Government, Transportation, Utilities and Defence industries. He has strong business contacts in the American market and direct experience with defence industry acquisition procedures in this country. Dr Finniear has also had extensive experience in taking developed concepts through to commercial products, orders and sales.
Dr Finniear holds a Bachelor of Civil Engineering first class honours from Loughborough University, UK and an Engineering PhD that focused on the application of artificially intelligent computer systems to engineering problems.

[1]	Denotes Current Directorship

Metal Storm Limited
Directors’ Report
31 December 2008 (cont.)

Dr Peter D Jonson B Com (Hons), MA (Hons), PhD (Non- Executive Director)
Dr Jonson was appointed as a Director in February 2006 and resigned in February 2009. He has had extensive government and commercial experience in leadership positions in Australia with significant international involvement. He is a professional director and economist and spends a considerable part of his time directly or indirectly helping scientists and technologists produce commercial outcomes from their research.
During the past three years, Dr Jonson has held the following listed company directorships:
•	Pro Medicus Limited[1] appointed April 2000

•	Village Roadshow Limited [1], appointed January 2001

•	Bionomics Limited [1](Chairman), appointed November 2004
Dr Jonson is also Chairman of the Federal Government’s Cooperative Research Centres Committee.
Previously during 2001 he was Chair of the Major National Research Facilities Committee and during 2002 he was Chair of the Biotechnology Centre of Excellence Panel of Experts. He was the founding Chairman of the Australian Institute of Commercialisation, 2001 to 2006. From 1992 to 2002 he was Chairman of the Melbourne Institute Advisory Board, and is now Chairman Emeritus.
Dr Jonson has been Chairman of ANZ Funds Management, Managing Director of Norwich Union’s Australian business and Head of Research at James Capel Australia Limited. He also held a number of senior positions as an economist with the Reserve Bank of Australia from 1972 to 1998.
Dr Jonson is also a member of the Audit and Finance Committees and Chairman of the Nominations and Remuneration Committee.

Mr John R Nicholls B Com, MBA (Non-Executive Director)
Mr. Nicholls was appointed a Director on 1 September 2006 pursuant to an agreement with Harmony Capital Partners Pte Limited (“Harmony”), in connection with the Renounceable Rights Offer conducted on 1 July 2006.
He has extensive experience in the Australian and international business communities in manufacturing and distribution with start-up and established companies, having held senior management positions and directorships for several Australian and international companies in the manufacturing, distribution, trading and merchant banking industries.
During the past three years, Mr. Nicholls has held the following listed company directorships:
•	Brandrill Limited [1], appointed 16 December 2004

•	Chemeq Limited, appointed 17 May 2005, resigned 26 October 2006

•	Nylex Limited [1], appointed 18 December 2006
He has extensive experience in multicultural environments as Chief Executive and as a Non-Executive Director being continuously resident in Asia for 30 years prior to returning to Australia during the late 1990s. Mr. Nicholls is also a member of the Audit and Finance Committees and the Nominations and Remuneration Committee.

[1]	Denotes current directorship

Metal Storm Limited
Directors’ Report
31 December 2008 (cont.)

Mr Trevor W Tappenden ACA. FAICD (Non- Executive Director)
Mr Tappenden was appointed a Director on 1 July 2008. He was a Partner in the firm of Ernst & Young, Australia, from 1982 until 2003, specialising in Entrepreneurial Growth Companies as well as being the Melbourne Managing Partner from 1997 to 2001 and a Member of the firm’s Board of Partners.
Mr Tappenden is actively involved as an Independent Company Director for a number of corporate, government and education bodies. He holds the position of Chairman of the Audit and Risk Management Committee for many of those organisations
Current Directorships (in addition to Metal Storm Limited):
•	Listed companies: Director, Bionomics Limited

•	Other: Chairman, Heide Museum of Modern Art; Director, Buckfast Pty Ltd (Investment Coy); Director, Dairy Food Safety Victoria; Director, John Heine Memorial Foundation (Charitable Foundation); Director, VITS Language Link; Councillor, RMIT University.
Special Responsibilities — Chairman of Audit and Risk Management Committee and Member of Remuneration Committee.

Company Secretary Mr Peter R Wetzig B Com, Dip CM, FCA, FCIS, Barrister (Qld)
Mr Wetzig was appointed Company Secretary of Metal Storm Limited on 26 April 2007. He is a Fellow, Chartered Secretaries Australia, a Fellow, Institute of Chartered Accountants in Australia and a corporate governance consultant to listed and unlisted companies.
Mr Wetzig was previously an executive of the company from 1999 to 2002 and occupying the role Chief Financial Officer and Company Secretary. Prior to holding this position he held a number of roles of senior management positions in ASX listed Queensland companies.
Mr Wetzig has been a financial and governance executive for over 20 years.
Interests in the shares and options of Metal Storm Limited
As at the date of this report, the interests of the Directors in the shares and options of the Company were:

		Options Over
	Ordinary Shares	Ordinary Shares
T J O’Dwyer	180,855	33,819 [1]
L J Finniear	—	1,000,000
J R Nicholls	—	—
T W Tappenden	—	—

[1]	allotted under the renounceable rights issue

5 | P a g e

Metal Storm Limited
Directors’ Report
31 December 2008 (cont.)
Earnings per share

	2008	2007
	¢	¢
Basic and diluted loss per share	(1.75)	(1.69)
Dividends
No dividends have been paid or declared since the start of the financial year and the Directors do not recommend the payment of a dividend in respect of the year.
Corporate information
Corporate structure
Metal Storm Limited is a company limited by shares that is incorporated and domiciled in Brisbane, Australia. Its subsidiaries, Metal Storm Inc. and Metal Storm USA Limited are incorporated in Delaware in the USA and based in Arlington, ProCam Machine LLC is formed in the state of Washington, USA and is based in Seattle, and Digigun LLC is formed in the state of Delaware, USA and is based in Arlington. Metal Storm Limited has prepared a consolidated financial report incorporating the entities that it controlled during the financial year, which are outlined in the following illustration of the Company’s corporate structure:
Figure 1: Corporate structure

The structure of Metal Storm Inc. allows the Company to bid directly on US defence projects such as the Small Business Innovation Research (SBIR) program as the ‘prime’ contractor, thus enabling revenue flows directly into the Company. To be compliant with the requirements of the US Department of Defense, it was necessary to create Metal Storm Inc. as a 49% owned entity by Metal Storm Limited, and place the other 51% in trust for the benefit of Metal Storm Inc.’s US resident employees.
Nature of operations and principal activities
Metal Storm Limited is a defence technology company, which is working with government agencies and departments, and the defence industry to develop weapons systems utilising the Metal Storm non-mechanical, electronically initiated stacked projectile technology with the principal focus on the 40mm category of weapons and munitions.
There have been no significant changes in the nature of those activities during the year.
Employees
The Company employed 32 staff as at 31 December 2008 (2007: 28 staff).

6 | P a g e

Metal Storm Limited
Directors’ Report
31 December 2008 (cont.)
Review of Operations
Metal Storm technology has unique features that make it well suited to the advanced military systems being fielded today. These features include a high firepower to weight ratio (resulting in very lightweight weapons), electronically programmable rates of fire, lethal and less-lethal ammunition in a single weapon, computerised fire control, and no moving parts in the firing sequence to jam or maintain.
The Company has finalised the design and certified its 3 shot grenade launcher and 40mm ammunition tail for safe man-firing. It is now undertaking further ruggedised design enhancement and is preparing further testing to qualify the weapon for military trials. It’s FireStorm™ 40mm multi-barrel remotely operated weapon system has been test fired by the US Marines and the Company has demonstrated a range of 40mm less lethal munitions to complement the lethal high explosive, enhanced blast and airburst munitions that were demonstrated in 2007. In 18mm calibre (12 gauge), the MAUL™ weapon is undergoing second phase development under a contract with the US Office of Naval Research, with the first man-firing expected in mid-2009.
Company overview
Metal Storm was incorporated as a private company in April 1994 and in May 1994 acquired patents and intellectual property in relation to the technology from Mr J M O’Dwyer.
In June 1999, the Company raised $12 million in an initial public offering in Australia and the Company’s ordinary shares listed on the Australian Stock Exchange in July 1999 under the symbol “MST”.
In August 2000, the Company commenced a Level 1 American Depositary Receipts (“ADR”) program with The Bank of New York as depositary and ADRs traded on the over-the-counter (OTC) market. In December 2001, the Company commenced a Level 2 ADR program with The Bank of New York as depositary and ADRs commenced trading on the NASDAQ Small Cap Market under the ticker symbol “MTSX”. In July 2008 the Company moved the ADRs back to the OTC market under the symbol “MTSXY” while maintaining its registration with the Securities and Exchange Commission.
In May 2008, the Company listed its convertible notes on the Port Moresby Stock Exchange Limited under the symbol “MSTG”.
Metal Storm Limited is a development stage enterprise yet to commercialise its patented stacked projectile technology. The Company has not reached a level of the maturity whereby sufficient cash receipts are derived through the sale of products to cover cash outflows or produce a positive net cash flow.
Over the past few years, the development status of the technology has progressed from the concept design phase to demonstrable products. In the context of the complete commercialisation process, the technology now needs to be engineered and qualified to a standard that satisfies customers before significant sales will be realised. Qualification is undertaken with specific products rather than on the technology concept and each product will be required to undergo its own qualification process.
The 3GL, FireStormTM, MAULTM and associated munitions are the Company’s primary product focus. These products are expected to be the first source of significant revenue for the Group but are not expected to generate volume sales until fully qualified.
The 3GL has already been certified safe for man-firing which is the first step in a limited qualification process. The limited qualification process involves testing the 3GL to a common baseline of standards we believe most potential customers will require. It is at this point that volume sales for the product may be received. However, some potential customers may require further qualification before placing sales orders or may even place orders subject to a weapon modification followed by successful completion of further qualification testing. Further qualification testing may or may not be at the Company’s expense.
Although FireStormTM is based on the same 40mm technology as 3GL it must undergo its own qualification process. The process for FireStormTM will vary from that of the 3GL, although it should progress more quickly given the lessons learned from 3GL and the fact that shoulder firing safety tests do not apply and will therefore not need to be conducted. FireStormTM is not expected to be qualified before 3GL.
MAULTM is expected to follow a similar commercialisation process to the 3GL. It has yet to begin the qualification process as the product has not been in development for as long as 3GL, however, MAULTM development will also benefit from the lessons learned from 3GL.
Metal Storm weapons require their own unique munitions. Before a weapon can be qualified the munitions also need to be qualified and therefore the munitions qualification process must be timed to coincide with the weapons system in order to realise sales as early as possible.

7 | P a g e

Metal Storm Limited
Directors’ Report
31 December 2008 (cont.)
Strategy
The Company is focused on developing and qualifying two 40mm calibre weapons systems plus one 18mm calibre weapons system that together will offer substantial, differentiated benefits to military and law enforcement users.
In addition, the Company continues to solicit, win and execute contracts with military customers and major defence contractors where its unique stacked projectile launching technology and component weapon systems can be applied for specific end user requirements, and where these contracts open up further opportunities for Metal Storm weapon sales.
In particular over the past year, the Company has seen a significant increase in US military interest in less-lethal weapons technology. Giving the soldier the option to respond to a threat with lethal OR less-lethal force when placed in complex urban conflict or peacekeeping missions may reduce civilian casualties, improving the chances of winning the all important “hearts & minds” war that is otherwise easily lost. Metal Storm’s unique multi-barrel stacked round weapons can provide instantly selectable lethal or less lethal munitions, giving a clear advantage to the Company in this emerging market.
The Company has entered into a number of strategic partnerships with major companies, including Singapore Technologies Kinetics (STK), iRobot, Electro Optic Systems, and Defence Technologies Inc., where partners provide capabilities such as manufacturing, complementary technology, or access to markets in areas where Metal Storm is not currently active.
In particular the Company signed a Joint Collaboration Agreement with STK with the specific objective being to “collaborate in the design, development, testing, qualification, manufacture of prototypes and demonstration weapons and munitions as well as the commercial production and marketing of munitions and selected Metal Storm ballistic weapons”. This strategic and far reaching agreement secures for the Company a global, well qualified partner to bring its weapons and munitions though the remaining stages to product sale and delivery.
In 2009 the Company expects to derive its revenue from R&D contracts and potentially a limited number of product sales for user testing. Beyond this a growth in weapons sales revenue is expected. Longer term, however, as the population of in-service Metal Storm weapon systems grows, the Company expects to derive the majority of its revenue from recurring sales of ammunition specifically suited to Metal Storm weapons.
Technology & Intellectual Property
Metal Storm’s core technology is an electronically initiated, stacked projectile launching system that removes the mechanisms and shortens the time normally required to fire projectiles by conventional means. Effectively, the only parts that move in Metal Storm’s technology are the projectiles contained within the barrels. Multiple projectiles are stacked one behind the other in the barrel and the technology allows each projectile to be fired sequentially from the barrel by electronic initiation of the propellant load.
Metal Storm’s fully loaded barrel tubes are essentially serviceable weapons, without the need for a traditional ammunition feed or ejection system, breech opening or any other moving parts. These barrels can be effectively grouped in multiple configurations to meet a diversity of applications.
Metal Storm’s technology is ideally suited to the new generation of ‘network centric’ weapons that are designed to fully integrate with today’s digitally controlled battlefield. Importantly, Metal Storm enabled systems are capable of local or remote operation through computerised fire control systems.
The Company’s technology achieves its performance by enabling numerous projectiles to be stacked in a barrel. Each projectile has its own propellant load, so that the leading projectile can be reliably fired without the resulting high pressure and temperature that is produced causing unplanned blow-by ignition of the following projectiles, and without collapse of the projectile column in the barrel.
The technology has the following features and benefits:
•	Electronically programmable rates of fire from single shots to ultra-rapid rates;

•	No moving parts, resulting in increased reliability and availability because there is less maintenance required and decreased possibility of malfunction;

•	Increased firepower to weight ratio resulting in a lighter weapon system with greater firepower compared to conventional systems;

•	Modular pods that could operate as a complete weapons system in one container;

•	Digital electronic operation;

•	Ideally suited to mounting on robotic and remotely operated platforms

•	The potential of grouping multiple calibres and multiple lethalities in one gun system allowing the user to vary the use to a specific situation; and

8 | P a g e

Metal Storm Limited
Directors’ Report
31 December 2008 (cont.)
•	Numerous hybrid configurations and Special Forces applications.
Intellectual Property forms a core part of the value of Metal Storm. The company maintains a significant intellectual property portfolio covering 31 patent families, with 194 patents granted and 99 pending. In addition the Company has taken out Intellectual Property Insurance to protect its investment and provide it with the capacity to challenge any patent infringement or defence irrespective of the Company cash position at that time.
Products
The Company is actively developing and/or is in the process of certifying the following products:
•	3GL — semi-automatic 3 Shot 40mm modular underbarrel grenade launcher

•	FireStorm™ — 4 barrel 16 shot 40mm remotely operated weapon system

•	MAUL™ — semi automatic 18mm (12 gauge) multi-shot accessory under-barrel launcher

•	A range of 40mm and 18mm Lethal and Less Lethal ammunition
In conjunction with Electro Optic Systems Limited (EOS), the Company has also developed Redback™, a fast 4 barrel 16 shot 40mm remotely operated weapons system. The Redback™ system is particularly suited to convoy protection and is designed to be capable of defending against RPG attack. During 2008 Metal Storm performed only limited development on Redback™, as most of Metal Storm’s initial development goals had been reached, and EOS target acquisition and tracking components were being developed by EOS. However, technology developed for Redback™ has also been incorporated into FireStorm™. It is expected that further work on Redback™ will be done once a specific customer is identified and contracted, whereupon the product would be tailored to suit particular customer needs.
3GL
The 3GL was developed to overcome many of the deficiencies of existing 40mm shoulder fired grenade launchers. Most current 40mm underslung grenade launchers are single shot. Multi-shot grenade launchers are heavy, bulky and in practice do not permit the soldier to also carry an assault rifle.
Single shot 40mm grenade launchers have several significant and obvious operational drawbacks. In a firefight the 40mm grenade is a powerful weapon. It has a psychological as well as physical impact on the enemy. However often one shot is not enough, and after the first round is fired the enemy can re-position while the soldier is reloading. Being able to keep “eye-on-target” and deliver a second and third round immediately onto a mobile enemy substantially increases the effectiveness of the weapon, and potentially alters the outcome of the firefight.
The 3GL is a semi-automatic 3 shot underslung grenade launcher that can be fitted to a soldier’s assault weapon. It carries less than 1lb additional weight penalty over a single shot M203 grenade launcher, while providing three times the firepower before reloading. This cannot be achieved using conventional weapons technology, as the mechanical auto-reload system would add many additional pounds and increase the size to the point where an underslung weapon would be impractical for the soldier on the battlefield.
Development of the 3GL has been underway for over 2 years. Key achievements during 2008 included:
•	Successfully firing the weapon with stacked rounds while attached to an M16 Assault Rifle

•	Successfully firing stacks of high explosive rounds

•	Successful firing of hundreds of rounds of inert, safe-arm and explosive test ammunition

•	Successful systems safety and certification review of the design process by Nova Defence
In February 2009, after extensive development and testing as a part of the Joint Collaboration Agreement with STK, the 3GL achieved certification for safe man-firing using 40mm ammunition with non-explosive warheads. Qualification for man-firing using High Explosive 40mm ammunition will follow once the ammunition itself completes qualification. A more ruggedised version of the 3GL is currently undergoing the final stages of development as part of a spiral development process Once complete the enhanced 3GL will undertake the environmental and operational testing required to qualify it for military trials.
FireStorm™
FireStorm™ is a lightweight multi-barrel 40mm remotely operated weapons system (ROWS), which Metal Storm is currently developing to fulfil multiple roles in urban conflict, peacekeeping, convoy and asset protection and civil crowd control environments. By taking full advantage of Metal Storm developments in both lethal and less-lethal munitions, FireStorm™ provides a greater instantaneous flexibility for military forces, law enforcement and security personnel.

9 | P a g e

Metal Storm Limited
Directors’ Report
31 December 2008 (cont.)
The separation of a weapon from its crew is an increasing characteristic of military operations. Whether mounted on the top of a vehicle, on the corner of a building or boundary fence, or on a robotic platform, it is more difficult and dangerous for people to physically attend to a remote weapon during an engagement. A jammed weapon can be a lethal liability.
FireStorm™ can be deployed on ground robots, placed on vantage points for fixed asset and perimeter protection, mounted on lightweight vehicles and used in both lethal and less lethal operations. FireStorm™ guns have no moving parts in the firing sequence, eliminating the potential for mechanical reload jamming. The barrels can be hermetically sealed, yet still be available for immediate remote firing as needed. These, together with the ability to select the ammunition type remotely at the time of firing, reduce the likelihood of exposing personnel to potentially lethal enemy fire, giving a competitive advantage to FireStorm™ in this market.
Instantaneous firepower is another unique characteristic of FireStorm™ that helps it deliver a much harder punch than competing weapons in its class. FireStorm™ can deliver up to 16 high explosive grenades instantaneously onto the same target, multiplying the target damage potential of the weapon.
While FireStorm™ is currently configured as a 4 barrel 16 shot system, its major components are modular and could be reconfigured for other purposes with, for example, more barrels, greater ammunition loads and even a combination of 40mm and 18mm calibres within the one weapon system.
Specific FireStorm™ development has been in progress for 18 months, building on the foundation of earlier 4 barrel weapons systems development including Redback™. Key achievements during 2008 included:
•	Addition of LASER ranging

•	Addition of day visible sights

•	Enhanced Fire Control Systems

•	Addition of LASER Dazzler non-lethal response capability

•	Testing performed by US Navy and US Marine Corps.
In September 2008 Metal Storm Inc provided FireStorm™ to the US Marines for test firing by their personnel under a contract with the Marine Corps Systems Command. Less-lethal chemical payload rounds and frangible nose blunt impact chemical dispersion rounds were fired during the test. During 2009 Metal Storm Inc expects to bid for further less lethal programs within the US Military using the FireStorm™ weapons system.
In 2009, FireStorm™ development is continuing with further enhancements to the electronic fire control systems and targeting, plus closer integration with robotic platform control systems.
MAUL™
The MAUL™ is an extremely lightweight 12 gauge accessory shotgun designed to fulfil a range of combat and law enforcement roles including door breaching, lethal and non-lethal response, and specialty payload delivery. Minimal size and weight are hallmarks of the MAUL™ is currently the lightest, smallest automatic fire under-barrel shotgun in the world.
12 gauge (18mm) shotguns are in widespread use throughout the military, law enforcement and other government agencies. Shotguns offer greater versatility than conventional assault weapons, and are used to meet a range of special requirements including door breaching, short range operations, and engagements with less lethal ammunition. This versatility is set to extend as new ammunition types become available.
A major issue with 12 gauge deployment is that it usually requires personnel to carry a separate additional weapon or sacrifice their primary weapon. Attempts to create shotgun attachments for assault rifles have been constrained by the weight and bulk of the required magazine and mechanical reload system. Metal Storm has identified this as a unique opportunity for its technology hence the development of the MAUL™.
The MAUL™ incorporates unique Metal Storm stacked round technology, eliminating the need for mechanical parts to reload the weapon between each shot. Its profile is slim, consisting primarily of a cartridge/barrel tube plus a trigger and small battery housing. It eliminates the bulky bolt action receiver and extended magazine of legacy systems, and requires no manual action between shots.
The MAUL™ was first conceived under a contract with the US Marines Warfighting Laboratory. A proof gun and 600 munitions were delivered to the US Marines in May 2008. The gun was successfully demonstrated at a public firing at the National Defense Industrial Association (NDIA) show in Dallas Texas in the same month. In May 2008 the Office of Naval Research awarded a US$936,695 contract to Metal Storm Inc. to continue the development of the MAUL™ and demonstrate a fully operational unit on an M4 rifle by May 2009. The project is well on schedule and is expected to meet the delivery dates.

10 | P a g e

Metal Storm Limited
Directors’ Report
31 December 2008 (cont.)
Ammunition
A number of ammunition natures for Metal Storm 40mm and 18mm systems have been developed or enhanced during the year.
40mm lethal ammunition: The low velocity 40mm lethal round programme (STORM40) progressed well throughout 2008 and work on the certification of test practice rounds for man-firing is now complete. Limited qualification testing for high explosive rounds is planned to be underway in the first half of 2009.
The STORM40 programme is designed for full integration of the ammunition with the 3GL and FireStorm™ weapon systems, and on completion will allow the Company to demonstrate the enhanced capability of 3 rounds of high explosive warheads being man fired from a 3GL.
Less Lethal 40mm ammunition: substantial work has been carried out in 2008 on a number of less-lethal ammunition types. The challenge with less-lethal projectiles is to keep weight down to maintain a less than lethal outcome, while also incorporating the additional Metal Storm ignition and propellant systems within the projectile itself. Three main types of less-lethal 40mm ammunition have been developed and are under test. Blunt impact sponge rounds were successfully test fired at the beginning of 2008. Frangible nose blunt impact chemical dispersion rounds have also been adapted for Metal Storm launchers. These rounds combine single target blunt impact with an area dispersion of an irritant or marker dye. Finally a chemical payload round was adapted for delivering tear gas or other payloads in stacked munition Metal Storm launchers. The latter two round types were delivered as ammunition with FireStorm™ for the Marine Corps Systems Command Market Research Demonstration, and all have been successfully demonstrated at other test firings through the second half of 2008.
18mm (12 gauge) ammunition: ammunition development for the MAUL™ is essential for the commercial success of the weapon. Metal Storm successfully developed and tested munitions technology to launch stacked FRAG 12 door breaching grenades from the MAUL™ in the first half of 2008. Additional 18mm MAUL™ munitions developed during 2008 include solid projectile, lead pellet and sponge rounds. Several other projectile natures are currently being evaluated for adaption to the MAUL™.
Engineering
The Company has maintained and improved its engineering organisation during the course of 2008. A primary goal was to transition the team from concept research & development team, to adopt the disciplines of product design, testing and qualification suitable for military standard production weapons development. This included the enhancement of existing engineering processes, configuration and change control as well as the adoption of more rigorous quality control on manufactured items to ensure the validity of test results against design specification.
The Metal Storm engineering team has benefited from enhanced access to STK ballistics engineers, safety and certification specialists, manufacturing facilities and firing ranges through the STK Joint Collaboration Agreement.
Extensive design, testing and firing was performed throughout the year both in Australia and Singapore with the aim of bringing the 40mm HE ammunition and 3GL to a qualified standard appropriate for military trials, while improving the cost of manufacture. In addition the Company made major advances in systems safety analysis and procedures, to ensure that material potential risk on any aspect of the weapon system was discovered, documented and actions taken to bring the risk to an acceptable level prior to qualification tests being carried out.
In parallel with this the US based engineering team continued to advance the MAUL™, FireStorm™ and less lethal munitions development in harmony with its US military contract obligations. Particular highlights were the successful provision of FireStorm™ and a range of less lethal munitions to the US Marines for testing under the MPM program, and timely, effective progress on an enhanced MAUL™ design for a development contract with the Office of Naval Research. A number of additional test firings were carried out during the year, including a public demonstration of the MAUL™ proof gun at the NDIA show in Dallas, Texas, and a 16 shot volley of live chemical payload rounds from FireStorm™ at a target range of 150 metres.
In 2009 the engineering focus will be on completing the environmental qualification of the 3GL and 40mm high explosive munition for military trials, plus completion of the MAUL™ to man-firing, together with further enhancement of FireStorm for less lethal and lethal applications.
Business Development
The Company’s business development strategy continues to be focused on winning commercial contracts for the supply and integration of weapons systems that employ Metal Storm technology. The majority of business development effort is in the USA where there is a substantial defence research and development industry; however, opportunities are being sought in the Middle East, Asia and Europe.

11 | P a g e

Metal Storm Limited
Directors’ Report
31 December 2008 (cont.)
Where possible the Company targets contracts where it can leverage its technology developments in the 40mm and 18mm arena. This gives the Company the maximum chance of winning the contract, and also provides a greater chance of long term product sales.
The Company has expanded its market scope to include law enforcement and homeland security agencies, in particular for the MAUL™ and the less-lethal applications of FireStorm™.
The Company expects to see further demand for 18mm systems as lightweight accessory weapons for ground troops and law enforcement personnel, and as armament for small robotic air and land vehicles.
Throughout 2008 the Company engaged EH Group, a business development and marketing consultancy specialising in US Defence markets. EH Group has actively pursued potential weapons programs and has significantly increased Metal Storm presence with the US Military and other defence contractors.
During 2008 the Company broadened its US and international exposure through conferences and trade shows, including the Singapore AirShow, EuroSatory, NDIA, (US) National Guard Show, (US) Modern Day Marine Show, the Association of the US Army (AUSA) Exposition. With the first weapons nearing qualification, shaping the global market has been an important step in the sales process.
As a key element of its business development strategy, the Company conducts live fire trials and demonstrations to showcase the technical and operational capabilities of the technology and prototype products. These trials also serve an engineering purpose, providing essential performance data for design enhancement. Typically the Company aims to conduct these demonstrations for a select audience of military and defence industry.
Performance measurement
Management and the Board monitor the Company’s overall performance, from its strategic plan through to the performance of the Company against operating plans and financial budgets.
The Board, together with management, reviews monthly financial reports which are used to monitor performance against critical success factors. Directors receive these reports together with management’s analysis and commentary prior to each monthly Board meeting to allow Directors to actively monitor the Company’s performance.
Financial results
The main features of the Group’s financial results were:
Revenue of $2,201,331
Net loss of ($10,656,003)
Earnings per share of (1.75) cents
Net liabilities at 31 December 2008 of ($13,193,265)
Net cash outflows from operating activities of ($10,180,514)
Net movement in cash and cash equivalents of ($7,250,164)
Accumulated losses of ($88,438,397)
Cash position & funding arrangements
The Company recognises that it currently has limited cash reserves, and that these are unlikely to be sufficient for it to get to a position where it is creating a positive operating cash flow from product sales and the provision of contract services. Therefore to cover this potential shortfall the Company needs to find sources of additional capital.
The Company is taking several concurrent approaches to achieve its funding objectives. It is currently working with an international investment banking firm to source and secure funding, and has created a secure virtual data room to assist with the potential investors’ evaluation process. It is also in dialogue with the Company’s major note holder to examine options for re-financing. The executive management and Directors continue an active engagement programme individually targeted to potential strategic investors.
The current situation is not unfamiliar territory to the Company and it has previously succeeded in raising capital in circumstances where the pressure of urgency was more evident.
With all these factors in mind the Directors believe the Company and Group to be a going concern.

12 | P a g e

Metal Storm Limited
Directors’ Report
31 December 2008 (cont.)
Risk management
The Company takes a proactive approach to risk management. The Board is responsible for ensuring that risks, and also opportunities, are identified on a timely basis and that the Company’s objectives and activities are aligned with the risks and opportunities identified by the Board.
The Board has established an Audit and Risk Committee to oversee this process.
The Committee has a number of mechanisms in place to ensure that management’s objectives and activities are aligned with the risks identified by the Committee. These include the following:
Board approval of a strategic plan, which encompasses the Company’s vision, mission and strategy, designed to meet stakeholders’ needs and manage business risk
Implementation of Board approved operating plans and budgets and Board monitoring of progress against these budgets, including the establishment and monitoring of KPIs of both a financial and non-financial nature
Significant events after the balance date
On 2 January 2009, Metal Storm Limited repaid a $2,000,000 short term loan in accordance with the repayment terms of that agreement.
On 2 January 2009, 2,159,403 convertible notes were converted into 7,287,985 ordinary shares in accordance with the terms of the convertible notes Trust Deed.
On 3 February 2009, Metal Storm certified its 3 shot grenade launcher for safe man-firing.
On 4 February 2009 Metal Storm Inc commenced proceedings against Starchase for breaching terms of contract and failure to pay outstanding monies.
Likely developments and expected results
Disclosure of certain information regarding likely developments in the operations of the Company in future financial years and the expected results of those operations is likely to result in unreasonable prejudice to the Company. Where this applies this information has not been disclosed in this report.
Operations subject to significant environmental regulation
The Company’s operations are not subject to any particular and significant environmental regulations.
Share options
Unissued shares
As at the date of this report, there were 18,989,688 unissued ordinary shares under unlisted options (18,989,688 at the reporting date), and 176,756,604 unissued ordinary shares under listed options (176,756,604 at the reporting date). Refer to notes 23 and 31 of the financial statements for further details of options outstanding. Option holders do not have any right, by virtue of the option, to participate in any share issue of the Company.
Shares issued as a result of the exercise of options
During the financial year, there were no listed or unlisted options exercised to acquire fully paid ordinary shares in Metal Storm Limited (2007: nil).
Indemnification and insurance of directors and officers
During the year, the Company paid a premium in respect of a contract insuring the Directors of the Company (as named earlier in this report), the Company Secretary, Mr Peter Wetzig, and all executive officers of the Company and any related body corporate against a liability incurred as a Director, Secretary or executive officer to the extent permitted by the Corporations Act 2001. The contract of insurance prohibits disclosure of the nature of the liability and the amount of the premium.
The Company has not otherwise, during or since the end of the financial year, indemnified or agreed to indemnify an officer of the Company or any related body corporate against a liability incurred as such an officer.

13 | P a g e

Metal Storm Limited
Directors’ Report
31 December 2008 (cont.)
Remuneration report (audited)
This Remuneration Report outlines the director and executive remuneration arrangements of the Company in accordance with the requirements of the Corporations Act 2001 and its Regulations. For the purposes of this Key Management Personnel (KMP) of the Group are defined as those persons having authority for planning, directing and controlling the major activities of the Group, and includes the five executives in the Company and the Group receiving the highest remuneration.
The information provided in this remuneration report has been audited as required by section 308(3C) of the Corporations Act 2001.
Directors
The following persons were directors of Metal Storm Limited during the financial year:

Name	Position
T J O’Dwyer	Chairman

L J Finniear	Managing Director and Chief Executive Officer

J M Crunk	Non-executive Director	(resigned 23 May 2008)

P D Jonson	Non-executive Director	(resigned 16 Feb 2009)

J R Nicholls	Non-executive Director

T W Tappenden	Non-executive Director	(appointed 1 July 2008)
All of the above persons were also Directors for the entire year ended 31 December 2007, except for L J Finniear who commenced employment with the Group on 19 February 2007, B S McComish who was a director up until 8 March 2007 and T W Tappenden who was appointed on 1 July 2008.
Other key management personnel
The following persons also had authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, during the financial year:

Name	Position	Employer
P R Wetzig	Company Secretary	Metal Storm Limited

B I Farmer	Chief Financial Officer	Metal Storm Limited

P D Faulkner	General Manager – Metal Storm Inc	Metal Storm Inc

D M Pashen	Chief Engineer (Appointed 8 September 2008)	Metal Storm Limited

J Cronin	Managing Engineer (Resigned 29 February 2008)	Metal Storm Limited
All of the above persons were also key management persons for the year ended 31 December 2007, except for P R Wetzig who commenced employment with the Group on 16 April 2007, B I Farmer who was appointed Chief Financial Officer on 17 August 2007 and D M Pashen who commenced employment on 8 September 2008.
J D MacDonald, Chief Financial Officer and Company Secretary, and G L Bergeron III, Chief Technical Officer, were key management persons for part of the year ended 31 December 2007.
Remuneration philosophy
The performance of the Company depends upon the quality of its Directors and executives. To prosper, the Company must attract, motivate and retain highly skilled Directors and executives.
To this end, the Company embodies the following principles in its remuneration framework:
Provide competitive rewards to attract high calibre executives;
Link executive rewards to long-term shareholder value;
A portion of executive compensation ‘at risk’, dependent upon meeting pre-determined performance benchmarks; and
Establish appropriate, demanding performance hurdles in relation to variable executive compensation.

Metal Storm Limited
Directors’ Report — Remuneration Report (Audited)
31 December 2008 (cont.)
In the year under review, the role of determining and reviewing remuneration arrangements for the Directors, the Chief Executive Officer (CEO) and the senior management team; determining the composition of the Board and its Committees; and identifying qualified individuals to become Board members and oversee the evaluation of the Board and its Committees was undertaken by the Nominations and Remuneration Committee of the Board of Directors.
The Committee assesses the appropriateness of the nature and amount of remuneration of Directors and senior managers on a periodic basis by reference to relevant employment market conditions, with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality Board and executive team.
Remuneration structure
In accordance with best practice corporate governance, the structure of non-executive Director and senior manager remuneration is separate and distinct.
Remuneration policy and its relationship to company performance
The Company’s financial performance over the last five years has been in line with the need for significant investment in the research and development of its patented electronically initiated “stacked projectile” technology prior to entering the product commercialisation phase.
The following is a summary of the Company’s financial performance over the last 5 years:

	2004	2005	2006	2007	2008
	$	$	$	$	$
Net loss after tax attributable to members	(13,104,127)	(10,914,600)	(15,337,010)	(9,998,150)	(10,656,003)
Cash Outflow from operating activities	(11,192,138)	(11,241,259)	(7,953,311)	(11,255,896)	(10,180,514)
Loss per share (cents per share)	(2.62)	(2.09)	(2.85)	(1.69)	(1.75)
Dividends paid	—	—	—	—	—
Opening share price	0.44	0.26	0.20	0.16	0.09
Closing share price	0.26	0.20	0.16	0.09	0.05
The Company is continuing to build on its strategy of weapons systems integration adopted in 2005 rather than as a licensor. Whilst increasing the demands on the Company, if successful, this strategy will give the Company greater control over product development, the sub-contractors used, earlier access to the revenues generated and arguably a larger proportion of revenues. Product development has been concentrated on 40 mm weapons and munitions and the engineering has been increasingly focused to ensure that the demanding technical integration of the technology will be adequately and promptly responded to by the Company.
Accordingly in setting remuneration policy the Board has regard to the need for the Company to attract and retain Directors and executives with the appropriate mix of skill and experience required to lead the Company through its development phase with the objective of commercialisation of the Company’s technology and delivering shareholder value.
Non-executive Director Remuneration
Objective
The Board seeks to set aggregate remuneration at a level which provides the Company with the ability to attract and retain Directors of a high calibre, whilst incurring a cost which is acceptable to shareholders.
Structure
The Constitution and the ASX Listing Rules specify that the aggregate remuneration of non-executive Directors shall be determined from time to time by a general meeting. An amount not exceeding the amount determined is then divided between the Directors as agreed. The current aggregate amount is $500,000.
The amount of aggregate remuneration sought to be approved by shareholders and the manner in which it is apportioned amongst Directors is reviewed by the Company annually. The board considers advice from external consultants as well as the fees paid to non-executive Directors of comparable companies when undertaking the annual review process.

15 | P a g e

Metal Storm Limited
Directors’ Report — Remuneration Report (Audited)
31 December 2008 (cont.)
Each Director receives a fee for being a Director of the Company. An additional fee may also be paid for each board Committee on which a Director sits. The payment of additional fees for serving on a Committee recognises the additional time commitment required by Directors who serve on one or more sub Committees.
Given the stage of development of the Company Directors are encouraged to participate in the equity of the company.
The remuneration of non-executive Directors for the period ending 31 December 2008 is detailed on page 20 of this report.
Senior manager and executive Director remuneration
Objective
The Company aims to reward executives and key management personnel with a level and mix of remuneration commensurate with their position and responsibilities within the Company and so as to:
Reward executives and key management personnel for Company and individual performance against targets set by reference to appropriate benchmarks;
Align the interests of executives with those of shareholders;
Link reward with the strategic goals and performance of the Company; and
Ensure total remuneration is competitive by market standards.
Structure
In determining the level and make-up of executive and key management personnel remuneration, the Board considers market levels of remuneration for comparable roles.
Employment contracts have been entered into with a number of key management personnel. Details of these contracts are provided on page 17 of this report.
Remuneration consists of the following key elements:
Fixed remuneration
Variable remuneration — Short Term Incentive (‘STI’);
The proportion of fixed remuneration and variable remuneration is established for each key management personnel by the Remuneration Committee.
Fixed remuneration
Objective
The level of fixed remuneration is set so as to provide a base level of remuneration which is both appropriate to the position and is competitive in the market.
Fixed remuneration is reviewed annually by the Nominations and Remuneration Committee and the process consists of a review of companywide and individual performance, relevant comparative remuneration in the market and internally and, where appropriate, external advice on policies and practices.
Structure
Executives are given the opportunity to receive their fixed (primary) remuneration in a variety of forms including cash and fringe benefits such as novated motor vehicle leases, superannuation salary sacrifice arrangements and expense payment plans. It is intended that the manner of payment chosen will be optimal for the recipient without creating extra cost for the Company. The fixed remuneration component of executives is detailed in Table 1 on page 20.
Variable remuneration — short term incentive (STI)
Objective
The objective of the STI program is to link the achievement of the Company’s operational targets with the remuneration received by the executives charged with meeting those targets. The total potential STI available is set at a level so as to provide sufficient incentive to the executive to achieve the operational targets and such that the cost to the Company is reasonable in the circumstances.

16 | P a g e

Metal Storm Limited
Directors’ Report — Remuneration Report (Audited)
31 December 2008 (cont.)
Structure
Actual STI payments granted to each executive depend on the extent to which specific operating targets set at the beginning of the financial year are met. The operational targets consist of a number of Key Performance Indicators (KPIs) covering both financial and non-financial measures of performance. Typically included are measures such as contribution to net operating results, risk management, productivity improvements and leadership/team contribution. The Company has predetermined benchmarks which must be met in order to trigger payments under the short term incentive scheme.
On an annual basis, after consideration of performance against KPIs, the individual performance of each executive is rated and taken into account when determining the amount, if any, of the short term incentive pool is allocated to each executive.
The aggregate of annual STI payments available for executives across the Company is subject to the approval of the Board. Payments made are usually delivered as a cash bonus or the issue of options or shares.
The STI program was applicable to the Chief Executive Officer and the General Manager – Metal Storm Inc for 2008. No payments have been made for 2008 performance under the STI program. Dr Lee Finniear was paid a $85,000 cash bonus, granted by the Board on 11 July 2008 following the successful achievement of key operational targets in 2007 that had been identified by the Board.
The Board believes that appropriately designed equity-based remuneration, including stock options, can be an effective form of remuneration when linked to performance objectives or hurdles. Equity-based remuneration, however, has limitations and can contribute to ‘short-termism’ on the part of senior executives. Accordingly, the Board believes it is important that the design appropriate schemes and the terms of such schemes should clearly prohibit entering into transactions or arrangements which limit the economic risk of participating in unvested entitlements under these schemes.
Employment contracts
Employment agreements have been entered into with the Chief Executive Officer, the Chief Financial Officer and the Chief Engineer. The General Manager – Metal Storm Inc was employed under a letter of offer.
Dr L J Finniear, Chief Executive Officer
Under the terms of this contract dated 26 February 2007, Dr Finniear will be paid a fixed component of $320,000 at reporting plus 1,000,000 options vesting half yearly (500,000 per half year) over 1 year at an exercise price of $0.185 with an expiry date of 5 years from date of issue. Dr Finniear is entitled to short-term annual incentives equivalent to an amount up to 30% of his fixed component. Dr Finniear is also entitled to an after tax bonus of up to $40,000 subject to satisfactory performance on 19 February 2009 or such other date agreed to between Dr Finniear and the Board.
Dr Finniear may resign from his position and terminate this contract by providing three months written notice. The Company may terminate this employment agreement by providing three month’s written notice or providing payment in lieu of the notice period (based on the fixed component of Dr Finniear’s remuneration) plus a severance payment equal to six months of his fixed component. On termination, options that have not vested will be forfeited.
The Company may terminate the contract immediately at any time if serious misconduct has occurred.
B I Farmer, Chief Financial Officer

17 | P a g e

Metal Storm Limited
Directors’ Report — Remuneration Report (Audited)
31 December 2008 (cont.)
Under the terms of this contract dated 16 December 2008, Mr Farmer will be paid a fixed component of $150,000 at reporting date.
Mr Farmer may resign from his position and terminate this contract by providing three month’s written notice. The Company may terminate this employment agreement by providing three month’s written notice or providing payment in lieu of the notice period (based on the fixed component of Mr Farmer’s remuneration).
The Company may terminate the contract at any time if serious misconduct had occurred, by providing one months notice or payment in lieu or part thereof.

18 | P a g e

Metal Storm Limited
Directors’ Report — Remuneration Report (Audited)
31 December 2008 (cont.)
D M Pashen, Chief Engineer (Appointed 8 September 2008)
Under the terms of this contract dated 16 December 2008, Mr Pashen will be paid a fixed component of $150,000 at reporting date.
Mr Pashen may resign from his position and terminate this contract by providing three month’s written notice. The Company may terminate this employment agreement by providing three month’s written notice or providing payment in lieu of the notice period (based on the fixed component of Mr Pashen’s remuneration).
The Company may terminate the contract at any time if serious misconduct had occurred, by providing one months notice or payment in lieu or part thereof.
P D Faulkner, General Manager — Metal Storm Inc
Mr Faulkner is employed through an at will employment arrangement. He will be paid a fixed component (US$190,600 at reporting date) plus 200,000 options vested quarterly (25,000 per quarter) over 2 years. Mr Faulkner is entitled to short-term annual incentives equivalent to an amount up to 10% of his base salary as detailed in Table 1.
A D Schatz, Vice President — Business Development
Under the terms of his contract, Mr Schatz will be paid a fixed component (US$130,000 at reporting date). Mr Schatz is entitled to commission payments of 4% on the first $100,000 of a funded order and 1% on the amount greater than $100,000.
The Company may terminate this employment agreement by providing one months notice or providing payment in lieu of the notice period (based on the fixed component of Mr Schatz’s remuneration).
The Company may terminate the contract at any time if serious misconduct had occurred, by providing one months notice or payment in lieu or part thereof.

19 | P a g e

Metal Storm Limited
Directors’ Report — Remuneration Report (Audited)
31 December 2008 (cont.)
Remuneration of key management personnel
Table 1: Directors’ Remuneration for the year ended 31 December 2008

	Short Term Employee Benefits
	Salary &	Cash	Non Monetary		Post Employment
Name and	Fees	Bonus	Benefit	Other	Benefits	Share Based Payments		Termination	Total Remuneration	Performance Related
Position	$	$	$	$	$	$		$	$	%
T J O’Dwyer Chairman (Non-Executive)	80,000	—	—	—	—	—		—	80,000	—
J M Crunk Director (Non-Executive) resigned 23/5/08	30,215	—	—	—	—	—		—	30,215	—
P D Jonson Director (Non-Executive) Resigned 16/2/09	60,000	—	—	—	—	—		—	60,000	—
J R Nicholls Director (Non-Executive)	50,000	—	—	—	—	—		—	50,000	—
T W Tappenden Director (Non-Executive) Appointed 1/7/08	30,000	—	—	—	—	—		—	30,000	—
Total Non Executive Directors	250,215	—	—	—	—	—		—	250,215
L J Finniear Managing Director & Chief Executive Officer	301,148	85,000	2,316	—	34,433	7,475		—	430,372	19.8
Total Executive Directors	301,148	85,000	2,316	—	34,433	7,475		—	430,372	19.8
P R Wetzig Company Secretary	83,201	—	—	—	—	—		—	83,201	—
B I Farmer Chief Financial Officer	151,341	—	—	—	12,638	1,560	[i]	—	165,539	—
P D Faulkner Senior Vice President - Director of US Operations	228,286	—	13,890	—	6,849	—		—	249,025	—
D M Pashen Chief Engineer appointed 8/9/08	47,885	—	—	—	4,215	1,560	[i]	—	53,660	—
J Cronin Managing Engineer - resigned 29/02/08	38,163	23,500	—	—	4,815	—		—	66,478	35.4
A D Schatz Vice President - Business Development	184,787	—	1,750	2,875	5,544	—		—	194,956	—
Total Other Key Management	733,663	23,500	15,640	2,875	34,061	3,120		—	812,859
Total Remuneration of Key Management Personnel	1,285,026	108,500	17,956	2,875	68,494	10,595		—	1,493,446

i.	Shares will be issued on 6 April 2009 provided the KMP is still employed by the Group.

20 | P a g e

Metal Storm Limited
Directors’ Report — Remuneration Report (Audited)
31 December 2008 (cont.)
Remuneration of key management personnel
Table 2: Directors’ Remuneration for the year ended 31 December 2007

	Short Term Employee Benefits
			Non Monetary		Post Employment			Total
Name and	Salary & Fees	Cash Bonus	Benefit	Other	Benefits	Share Based Payments	Termination	Remuneration	Performance Related
Position	$	$	$	$	$	$	$	$	%
T J O’Dwyer Chairman (Non-Executive)	80,000	—	—	—	—	—	—	80,000	—
B S McComish Director (Non-Executive) - resigned 08/03/07	12,333	—	—	—	—	—	—	12,333	—
J M Crunk Director (Non-Executive)	85,248	—	—	—	—	—	—	85,248	—
PD Jonson Director (Non-Executive) Resigned 16/2/09	60,000	—	—	—	—	—	—	60,000	—
J R Nicholls Director (Non-Executive)	50,000	—	—	—	—	—	—	50,000	—
Total Non Executive Directors	287,581	—	—	—	—	—	—	287,581	—
L J Finniear Managing Director & Chief Executive Officer - appointed 19/02/07	214,361	40,000	—	—	21,597	82,225	—	358,183	11.2%
Total Executive Directors	214,361	40,000	—	—	21,597	82,225	—	358,183	11.2%
P R Wetzig Company Secretary - appointed 16/04/07	50,720	—	—	—	—	—	—	50,720	—
B I Farmer Chief Financial Officer - appointed 17/08/07	50,365	—	—	—	4,533	—	—	54,898	—
P D Faulkner Senior Vice President - Director of US Operations	227,929	19,709	10,279	2,937	—	10,223	—	271,077	7.3%
J Cronin Managing Engineer - resigned effective 29/02/08	177,368	19,500	17,632	—	19,364	—	—	233,864	8.3%
J D MacDonald Chief Financial Officer - resigned 13/04/07	142,905	22,750	—	—	10,712	—	—	176,367	12.9%
S T Rolander Vice President - Corporate Services	144,339	13,076	7,730	2,021	—	—	—	167,166	7.8%
A D Schatz Vice President - Business Development	174,484	—	—	2,334	—	—	—	176,818	—
G L Bergeron Chief Technical Officer - resigned 31/01/07	19,475	—	1,318	216	—	—	—	21,009	—
Total Other Key Management	987,585	75,035	36,959	7,508	34,609	10,223	—	1,151,919	6.5%
Total Remuneration of Key Management Personnel	1,489,527	115,035	36,959	7,508	56,206	92,448	—	1,797,683	6.4%

21 | P a g e

Metal Storm Limited
Directors’ Report — Remuneration Report (Audited)
31 December 2008 (cont.)
During the financial year no options were granted to Directors in respect of Directors Fees for the 2008 financial year and no options were granted or issued to executives as equity compensation for services performed in the 2008 year.
Table 3: Compensation ordinary share options: granted and vested during the year ended 31 December 2007 (Consolidated)

Terms and Conditions for each Grant
	Granted					First	Last
		Grant	Fair Value	Exercise	Expiry	Exercise	Exercise	Vested
	No.	Date	per Option	Price	Date	Date	Date	No.	%
Directors
T J O’Dwyer	—	—	—	—	—	—	—	—	—
L J Finniear	500,000	26/02/07	$0.09	$0.19	08/03/12	18/08/07	08/03/12	500,000	100.0
L J Finniear	500,000	26/02/07	$0.09	$0.19	08/03/12	18/02/08	08/03/12	500,000	100.0
J M Crunk	—	—	—	—	—	—	—	—	—
P D Jonson	—	—	—	—	—	—	—	—	—
J R Nicholls	—	—	—	—	—	—	—	—	—
B S McComish	—	—	—	—	—	—	—	—	—
Other Key Management Personnel
P R Wetzig	—	—	—	—	—	—	—	—	—
B I Farmer	—	—	—	—	—	—	—	—	—
P D Faulkner	25,000	06/02/06	$0.10	$0.40	31/03/12	31/03/07	31/03/12	25,000	100.0
P D Faulkner	25,000	06/02/06	$0.10	$0.40	30/06/12	30/06/07	30/06/12	25,000	100.0
P D Faulkner	25,000	06/02/06	$0.11	$0.40	30/09/12	30/09/07	30/09/12	25,000	100.0
J Cronin	—	—	—	—	—	—	—	—	—
J D MacDonald	—	—	—	—	—	—	—	—	—
S T Rolander	—	—	—	—	—	—	—	—	—
A D Schatz	—	—	—	—	—	—	—	—	—
G L Bergeron	—	—	—	—	—	—	—	—	—
Total	1,075,000							1,075,000
During the year ended 31 December 2008 no ordinary share options were granted as part of remuneration.
Table 4: Ordinary share options granted as part of remuneration for the year ended 31 December 2007

Total value of
				options	%
		Value of		granted,	Remuneration
	Value of	options	Value of	exercised and	consisting of
	options granted	exercised	options lapsed	lapsed during	options for the
	during the year	during the year	during the year	the year	year
	$	$	$	$	%
L J Finniear	89,700	—	—	89,700	24.5%
Options are valued using the Black-Scholes option pricing model. See note 31 of the financial report.
There were no alterations to the terms and conditions of options granted as remuneration since their grant date.
There were no forfeitures during the period.
The maximum grant, which will be payable assuming that all services criteria are met, is equal to the number of options or rights granted multiplied by the fair value at the grant date. The minimum grant payable assuming that services criteria are not met is zero.

22 | P a g e

Metal Storm Limited
Directors’ Report — Remuneration Report (Audited)
31 December 2008 (cont.)
During the year, the following ordinary shares were granted to executives as compensation for services performed.
Table 5: Ordinary shares granted as part of remuneration for the year ended 31 December 2008

	Value of shares
	granted during	Number of
	the year	shares granted
	$	during the year
B I Farmer	3,900	100,000
D M Pashen	3,900	100,000
(2007: nil.)
Directors’ meetings
The following table sets out the number of Director’s meetings (including meetings of Committees of Directors) held during the Financial Year and the number of meetings attended by each Director (while they were a Director or Committee member). During the financial year, 15 Board meetings, 4 Audit Committee meetings, no Finance Committee meetings and 3 Nominations and Remuneration Committee meeting were held.

			Meetings of Committees
							Nominations &
							Remuneration
	Board of Directors		Audit Committee		Finance Committee		Committee
	15 meetings held		4 meetings held during		0 meetings held during		3 meeting held during
	during year		year		year (2)		year
Directors	Held	Attended	Held	Attended	Held	Attended	Held	Attended
T J O’Dwyer	15	15	—	—	0	0	—	—
J M Crunk (1)	6	0	1	0	0	0	0	1
P D Jonson	15	15	4	4	0	0	3	3
J R Nicholls	15	14	4	4	0	0	3	3
L J Finniear	15	14	—	—	0	0	—	—
T W Tappenden	7	7	2	2	0	0	2	2

—	Not a member of the relevant committee.

(1)	Leave of Absence since 19 February 2008

(2)	Finance Committee dissolved 6 March 2008
Audit independence and non-audit Services
A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 23.
Non audit services
Details of non-audit services provided by the entity’s auditor, PricewaterhouseCoopers are included in note 0 (b) of the financial report. The Directors are satisfied that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act. The nature and scope of each type of non-audit service provided means that auditor independence was not compromised.
Signed in accordance with a resolution of the Directors
T J O’Dwyer
Director
Brisbane
Date: 27 February 2009

23 | P a g e

Metal Storm Limited
Directors’ Report
31 December 2008 (cont.)

PricewaterhouseCoopers
ABN 52 780 433 757

Riverside Centre
123 Eagle Street
BRISBANE QLD 4000
GPO BOX 150
Auditors’ Independence Declaration	BRISBANE QLD 4001 DX 77 Brisbane
Australia
www.pwc.com/au
Telephone +61 7 3257 5000
Facsimile +61 7 3257 5999
As lead auditor for the audit of Metal Storm Limited for the year ended 31 December 2008, I declare that to the best of my knowledge and belief, there have been:
a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit: and

b)	no contraventions of any applicable code of professional conduct in relation to the audit.
This declaration is in respect of Metal Storm Limited and the entities it controlled during the period

Brisbane 27 February 2009
Liability is limited by the Accountant’s Scheme under the Professional Standards Act 1994 (NSW).

Metal Storm Limited
Financial Statements
Income Statements
For the year ended 31 December 2008

		Consolidated		Company
		2008	2007	2008	2007
	Note	$	$	$	$
Revenue	6	2,201,331	3,205,381	1,050,486	1,330,579

Fair value movement in derivative	16	3,620,682	2,421,388	3,620,682	2,421,388
Foreign exchange differences		444,598	(68,197)	773,915	(319,353)
Consumables used		(131,896)	(469,579)	—	—
Employee expenses	7	(4,229,674)	(4,348,588)	(2,777,930)	(2,759,814)
Finance costs	7	(6,369,138)	(4,934,415)	(6,365,696)	(4,934,415)
Professional fees		(1,449,621)	(1,321,686)	(913,599)	(913,675)
Research and development		(1,569,582)	(1,671,057)	(1,313,819)	(1,521,854)
Office overheads		(623,687)	(576,387)	(575,863)	(539,111)
Facility expenses		(713,699)	(790,874)	(408,068)	(447,634)
Travel and entertainment		(346,412)	(468,868)	(305,774)	(424,831)
Communication and technology		(296,482)	(360,501)	(231,693)	(294,084)
Public relations and compliance		(423,223)	(393,967)	(384,503)	(385,118)
Impairment expense	7	(769,200)	(220,800)	(2,930,384)	(2,018,773)

Loss before Income tax		(10,656,003)	(9,998,150)	(10,762,246)	(10,806,695)

Income tax expenses	8	—	—	—	—

Loss for the year		(10,656,003)	(9,998,150)	(10,762,246)	(10,806,695)

Earnings per share (cents per share)
- Basic and diluted loss for the year attributable to ordinary equity holders of the parent	30	(1.75)	(1.69)
The above Income Statements should be read in conjunction with the accompanying notes.

25 | P a g e

Metal Storm Limited
Financial Statements (cont.)
Balance Sheets
As at 31 December 2008

		Consolidated		Company
		2008	2007	2008	2007
	Note	$	$	$	$
Assets
Current assets
Cash and cash equivalents	9	7,571,292	14,727,548	7,368,682	14,378,024
Available-for-sale financial investments	10	10,000	779,200	10,000	779,200
Trade and other receivables	11	1,120,592	1,563,218	929,173	778,769

Total current assets		8,701,884	17,069,966	8,307,855	15,935,993

Non-current assets
Trade and other receivables	12	34,202	987,902	—	480,798
Other financial assets		—	—	2,920	2,920
Property, plant and equipment	13	508,354	656,260	472,969	599,264
Intangible assets and goodwill	14	23,084	74,149	23,084	51,859

Total non-current assets		565,640	1,718,311	498,973	1,134,841

Total assets		9,267,524	18,788,277	8,806,828	17,070,834

Liabilities
Current liabilities
Trade and other payables	15	1,129,438	2,605,145	1,038,609	1,185,079
Conversion derivative	16	2,187,934	5,963,793	2,187,934	5,963,793
Interest-bearing loans and borrowings	17	18,703,697	12,941,447	18,695,975	12,935,750
Provisions	18	376,582	302,161	168,773	118,105

Total current liabilities		22,397,651	21,812,546	22,091,291	20,202,727

Non-current liabilities
Interest-bearing loans and borrowings	19	16,783	215,036	—	195,977
Other		46,355	68,265	2,936	5,833

Total non-current liabilities		63,138	283,301	2,936	201,810

Total liabilities		22,460,789	22,095,847	22,094,227	20,404,537

Net assets (liabilities)		(13,193,265)	(3,307,570)	(13,287,399)	(3,333,703)

Equity
Contributed equity	20	66,209,718	65,428,400	66,209,718	65,428,400
Reserves	21	9,035,414	9,046,424	9,142,215	9,114,983
Accumulated losses	22	(88,438,397)	(77,782,394)	(88,639,332)	(77,877,086)

Total equity (deficiency)		(13,193,265)	(3,307,570)	(13,287,399)	(3,333,703)

The above Balance Sheets should be read in conjunction with the accompanying notes.

26 | P a g e

Metal Storm Limited
Financial Statements (cont.)
Cash Flow Statements
For the year ended 31 December 2008

		Consolidated		Company
		2008	2007	2008	2007
	Note	$	$	$	$
Cash Flows From Operating Activities
Receipts from customers (inclusive of GST)		926,582	1,052,095	49,675	1,154
Payments to suppliers and employees (inclusive of GST)		(9,573,667)	(9,516,201)	(6,260,432)	(6,684,949)

Interest and other costs of finance paid		(2,265,444)	(2,791,790)	(2,262,003)	(2,791,790)

Research & development tax concession		732,015	—	732,015	—

Net cash outflow from operating activities	29	(10,180,514)	(11,255,896)	(7,740,745)	(9,475,585)

Cash Flows From Investing Activities
Purchase of property, plant and equipment		(23,774)	(200,039)	(21,899)	(164,352)

Proceeds from the disposal of property, plant and equipment		681	2,127	681	2,127

Purchase of intangible assets		—	(42,847)	—	(28,252)

Interest received		988,900	1,455,190	949,011	1,430,525

Proceeds from sale of available-for-sale financial assets		—	1,000,000	—	1,000,000

Net cash inflow from investing activities		965,807	2,214,431	927,793	2,240,048

Cash Flows From Financing Activities

Proceeds from issues of shares		—	6,639	—	6,639

Proceeds from borrowings		4,464,459	419,703	4,464,459	419,703

Repayment of borrowings		(2,499,916)	(486,114)	(2,499,665)	(510,870)

Advances to subsidiary		—	—	(2,161,184)	(2,117,327)

Net cash inflow (outflow) from financing activities		1,964,543	(59,772)	(196,390)	(2,201,855)

Net movement in cash and cash equivalents		(7,250,164)	(9,101,237)	(7,009,342)	(9,437,392)
Net foreign exchange differences		93,908	(1,482)	—	—
Cash and cash equivalents at beginning of period		14,727,548	23,830,267	14,378,024	23,815,416

Cash and cash equivalents at year end	9	7,571,292	14,727,548	7,368,682	14,378,024

The above Cash Flow Statements should be read in conjunction with the accompanying notes.

27 | P a g e

Metal Storm Limited
Financial Statements (cont.)
Statements of Changes in Equity
For the year ended 31 December 2008

	Contributed		Accumulated	Total
	Equity	Reserves	Losses	Equity
	$	$	$	$
Consolidated At 1 January 2007	59,985,634	8,895,942	(67,784,244)	1,097,332
Realised gains on available-for-sale financial assets	—	(1,040)	—	(1,040)
Fair value movement on available-for-sale financial assets	—	(1,040)	—	(1,040)
Currency translation differences	—	16,013	—	16,013

Total income and expense for the year recognised directly in equity	—	13,933	—	13,933
Loss for the year	—	—	(9,998,150)	(9,998,150)

Total income/(expense) for the year	—	13,933	(9,998,150)	(9,984,217)
Share-based payment expense	—	136,549	—	136,549
Share options exercised	6,638	—	—	6,638
Conversion of convertible notes to shares	5,436,128	—	—	5,436,128

At 31 December 2007	65,428,400	9,046,424	(77,782,394)	(3,307,570)

Currency translation differences	—	(38,242)	—	(38,242)

Total income and expense for the year recognised directly in equity	—	(38,242)	—	(38,242)
Loss for the year	—	—	(10,656,003)	(10,656,003)

Total income/(expense) for the year	—	(38,242)	(10,656,003)	(10,694,245)
Share-based payment expense	—	27,232	—	27,232
Issue of share capital	124,114	—	—	124,114
Conversion of convertible notes to shares	657,204	—	—	657,204

At 31 December 2008	66,209,718	9,035,414	(88,438,397)	(13,193,265)

Company At 1 January 2007	59,985,634	8,980,514	(67,070,391)	1,895,757
Realised gains on available-for-sale financial assets	—	(1,040)	—	(1,040)
Fair value movement on available-for-sale financial assets	—	(1,040)	—	(1,040)

Total income and expense for the year recognised directly in equity	—	(2,080)	—	(2,080)
Loss for the year	—	—	(10,806,695)	(10,806,695)

Total income/(expense) for the year	—	(2,080)	(10,806,695)	(10,808,775)
Share-based payment expense	—	136,549	—	136,549
Share options exercised	6,638	—	—	6,638
Conversion of convertible notes to shares	5,436,128	—	—	5,436,128

At 31 December 2007	65,428,400	9,114,983	(77,877,086)	(3,333,703)

Currency translation differences	—	—	—	—

Total income and expense for the year recognised directly in equity	—	—	—	—
Loss for the year	—	—	(10,762,246)	(10,762,246)

Total income/(expense) for the year	—		(10,762,246)	(10,762,246)
Share-based payment expense	—	27,232	—	27,232
Issue of share capital	124,114	—	—	124,114
Conversion of convertible notes to shares	657,204	—	—	657,204

At 31 December 2008	66,209,718	9,142,215	(88,639,332)	(13,287,399)

The above Statements of Changes in Equity should be read in conjunction with the accompanying notes.

28 | P a g e

Metal Storm Limited
Notes to the financial statements
For the year ended 31 December 2008

29 | P a g e

Metal Storm Limited
Notes to the financial statements
31 December 2008 (cont.)
1. Going concern
The financial statements have been prepared on the basis of going concern which contemplates continuity of normal business activities and the realisation of assets and settlement of liabilities in the ordinary course of business.
Key financial data for the Company and Group for the financial year ended 31 December 2008 and 2007 is disclosed below:

	Consolidated		Company
	2008	2007	2008	2007
	$	$	$	$
Cash at Bank	7,571,292	14,727,548	7,368,682	14,378,024
Loss for the Year	(10,656,003)	(9,998,150)	(10,762,246)	(10,,806,695)
Net cash outflow from operating activities	(10,180,514)	(11,255,896)	(7,740,745)	(9,475,585)
Net liabilities	(13,193,265)	(3,307,570)	(13,287,399)	(3,333,703)
To maintain development activities at planned levels the Directors project that the net operating cash outflows for the next 12 months are expected to be between $10m and $12m. In addition the Company has convertible notes that mature on 1 September 2009 when any outstanding notes debt becomes due and payable.
Noteholders were provided the option to receive their capital back at maturity or convert their holding to shares in the Company during or at the end of the term. If no more notes are converted to shares, the debt payable by the Company would be approximately $20m. Whilst Noteholders receive a 10% discount on the share price by converting, there is no guarantee all or any noteholders will utilise this incentive and convert their holdings to shares.
This means that over the next 12 months the Company faces potential cash outlays of up to $32m. At 31 December 2008 the Company held cash and marketable securities of $7.6m and net cash and marketable securities of $5.6m adjusted for short term loans.
As such there is significant uncertainty in regards to the Company’s and Group’s ability to continue as a going concern for the next 12 months.
Over the past couple of years the Company has continually reviewed and trimmed operational costs where possible in order to devote as much capital as possible to the development of the technology. Reducing costs further would still not allow the Company to meet its debts as and when they fall due for the next 12 month period.
In order to continue operating for the next 12 months, the Company will explore a number of avenues to overcome this funding deficit. The Company is working with a number of advisers with a view to source capital for the Company. The Company is also considering potential strategic investors, negotiating with the major Noteholder for an extension of the convertible notes term and investigating funding from Federal and State Governments.
The Accounting Standards require entities to prepare financial statements on a going concern basis unless they intend to liquidate, cease trading or have no alternative but to do so.
The Directors believe that the Company and Group have reasonable prospects of securing sufficient funding in the near future such that they have no intention to liquidate or cease trading. The Company and Group believe the alternatives above provide reasonable grounds for them to meet their debts as and when they fall due. A substantial effort has been made over the past year to identify new sources of funds and although the current economic climate is not conducive to raising capital, the Directors have not yet investigated all potential options available to them that would allow the Company and Group to continue to operate. The Directors fully appreciate that future sources of funding and resolution to the repayment of the convertible notes are directly linked and will need to be resolved well in advance of 31 August 2009.
The uncertainty of obtaining additional capital or grants and extending the term of the convertible notes create a significant uncertainty as to whether the Company and Group will continue as a going concern and, therefore whether they will realise their assets and settle their liabilities at amounts different from those stated in the financial report.
No adjustments have been made to the financial statements relating to the recoverability and classification of the asset carrying amounts or classification of liabilities that might be necessary should the Company and Group not continue as a going concern.

30 | P a g e

Metal Storm Limited
Notes to the financial statements
31 December 2008 (cont.)
2. Summary of significant accounting policies
The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial report includes separate financial statements for Metal Storm Limited as an individual entity and the Group consisting of Metal Storm Limited and its subsidiaries.
a. Basis of preparation
This general purpose financial report has been prepared in accordance with Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the Corporations Act 2001.
i. Compliance with IFRS
Australian Accounting Standards include Australian equivalents to International Financial Reporting Standards (AIFRS). Compliance with AIFRS ensures that the consolidated financial statements and notes of Metal Storm Limited comply with International Financial Reporting Standards (IFRS). The Company’s financial statements and notes also comply with IFRS.
The Group’s financial statements are in compliance with IFRS as issued by the IASB.
ii. Historical cost convention
These financial statements have been prepared under the historical cost convention, except for available-for-sale financial assets, which are at fair value through equity on the balance sheet, and embedded derivative, which is at fair value through profit and loss.
iii. Critical accounting estimates
The preparation of financial statements in conformity with AIFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 4.
b. Principles of consolidation
The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Metal Storm Limited as at 31 December 2008 and the results of all subsidiaries for the year then ended. Metal Storm Limited and its subsidiaries together are referred to in this financial report as the Group.
Subsidiaries are all those entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.
Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.
The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group (refer to note 2 (i).
Intercompany transactions, balances and gains on transactions between Group companies are eliminated. Losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.
Investments in subsidiaries are accounted for at cost in the individual financial statements of Metal Storm Limited.
The Group applies a policy of treating transactions with minority interests as transaction with parties external to the Group. Disposals to minority interests result in gains or losses for the Group that are recorded in the income statement. Purchases from minority interests result in goodwill, being the difference any consideration paid and the relevant share acquired of the carrying value of identifiable net assets of the subsidiary.

31 | P a g e

Metal Storm Limited
Notes to the financial statements
31 December 2008 (cont.)
2. Summary of significant accounting policies (cont.)
c. Segment reporting
A business segment is identified for a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is identified when products or services are provided within a particular economic environment subject to risks and returns that are different from those of segments operating in other economic environments.
d. Foreign currency translation
i. Functional and presentation currency
Items included in the financial statements for Metal Storm Limited, Metal Storm Inc and Metal Storm USA of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Australian dollars, which is Metal Storm Limited’s functional and presentation currency.
ii. Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.
Translation differences on non-monetary financial assets and liabilities are reported as part of the fair value gain or loss. Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognised in profit or loss as part of the fair value gain or loss. Translation differences on non-monetary financial assets such as equities classified as available-for-sale financial assets are included in the fair value reserve in equity.
iii. Group companies
The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
•	income and expenses for each income statement are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
•	all resulting exchange differences are recognised as a separate component of equity.
e. Revenue recognition
Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, trade allowances, rebates and amounts collected on behalf of third parties.
The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group’s activities as described below. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sale have been resolved. The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

32 | P a g e

Metal Storm Limited
Notes to the financial statements
31 December 2008 (cont.)
2. Summary of significant accounting policies (cont.)
e. Revenue recognition (cont.)
Revenue is recognised for the major business activities as follows:
i. Contract Revenue
Contract revenue and expenses are recognised in accordance with the percentage of completion method unless the outcome of the contract cannot be reliably estimated. Where it is probable that a loss will arise from a contract the excess of total expected contract costs over total expected contract revenue is recognised as an expense immediately.
Where the outcome of a contract cannot be reliably estimated, contract costs are recognised as an expense when incurred, and where it is probable that the costs will be recovered, revenue is recognised to the extent of costs incurred.
Depending on the type of the contract, the stage of completion is measured by reference to labour hours incurred to date as a percentage of estimated total labour hours or by costs incurred to date as a percentage of estimated total costs for each contract. Revenue from cost plus contracts is recognised by reference to the recoverable costs incurred during the reporting period plus the percentage of fees earned.
The percentage of fees earned is measured by the proportion that costs incurred to date bear to the estimated total costs of the contract.
ii. Interest income
Interest income is recognised on a time proportion basis using the effective interest method. When a receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans is recognised using the original effective interest rate.
f. Government grants
Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.
Government grants relating to costs are deferred and recognised in the income statement over the period necessary to match them with the costs that they are intended to compensate.
Government grants relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred income and are credited to the income statement on a straight-line basis over the expected lives of the related assets.
g. Income tax
The income tax expense or revenue for the period is the tax payable on the current period’s taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.
Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.
Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.
Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the Company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

33 | P a g e

Metal Storm Limited
Notes to the financial statements
31 December 2008 (cont.)
2. Summary of significant accounting policies (cont.)
g. Income tax (cont.)
Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.
Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.
h. Leases
Leases of property, plant and equipment where the Group, as lessee, has substantially all the risks and rewards of ownership are classified as finance leases (note 25 (b)). Finance leases are capitalised at the lease’s inception at the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in other short-term and long-term payables. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the asset’s useful life and the lease term.
Leases in which a significant portion of the risks and rewards of ownership are not transferred to the Group as lessee are classified as operating leases (note 25 (a)). Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.
i. Business combinations
The purchase method of accounting is used to account for all business combinations, including business combinations involving entities or businesses under common control, regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the fair value of the instruments is their published market price as at the date of exchange unless, in rare circumstances, it can be demonstrated that the published price at the date of exchange is an unreliable indicator of fair value and that other evidence and valuation methods provide a more reliable measure of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.
Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill (refer to note 2 (q) (ii)). If the cost of acquisition is less than the Group’s share of the fair value of the identifiable net assets of the subsidiary acquired, the difference is recognised directly in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.
Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.
j. Impairment of assets
Goodwill and intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

34 | P a g e

Metal Storm Limited
Notes to the financial statements
31 December 2008 (cont.)
2. Summary of significant accounting policies (cont.)
k. Cash and cash equivalents
For cash flow statement presentation purposes, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.
l. Trade receivables
Trade receivables are initially recognised at fair value and are stated net of any provisions for impairment. Trade receivables are generally due for settlement within 30 days.
Collectibility of trade receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments (more than 30 days overdue) are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Cash flows relating to short-term receivables are not discounted if the effect of discounting is immaterial. The amount of the provision is recognised in the income statement in administrative expenditure.
The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognised in the income statement within ‘administrative expenditure’. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against administrative expenditure in the income statement.
m. Investments and other financial assets
i. Classification
The Group classifies its investments in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and, in the case of assets classified as held-to-maturity, re-evaluates this designation at each reporting date.
•	Financial assets at fair value through profit or loss
Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are classified as held for trading unless they are designated as hedges. Assets in this category are classified as current assets.
•	Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date which are classified as non-current assets. Loans and receivables are included in trade and other receivables in the balance sheet (note 11 and 12).
•	Held-to-maturity investments
Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group’s management has the positive intention and ability to hold to maturity. If the Group were to sell other than an insignificant amount of held-to-maturity financial assets, the whole category would be tainted and reclassified as available-for-sale. Held-to-maturity financial assets are included in non-current assets, except for those with maturities less than 12 months from the reporting date, which are classified as current assets.

35 | P a g e

Metal Storm Limited
Notes to the financial statements
31 December 2008 (cont.)
2. Summary of significant accounting policies (cont.)
m. Investments and other financial assets (cont.)
•	Available-for-sale financial investments
Available-for-sale financial investments are those non-derivative financial assets that are designated as available for sale or that are not classified as any of the preceding categories. After initial recognition available-for-sale assets are measured at fair value with gains or losses being recognised as a separate component of equity until the investment is derecognised or until the asset is determined to be impaired, at which point time the cumulative gain or loss previously reported in equity is recognised in profit or loss.
ii. Recognition and derecognition
Regular purchases and sales of financial assets are recognised on trade-date — the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or losses are initially recognised at fair value and transaction costs are expensed in the income statement. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.
When securities classified as available-for-sale are sold, the accumulated fair value adjustments recognised in equity are included in the income statement as gains and losses from investment securities.
iii. Subsequent measurement
Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest method.
Available-for-sale financial investments and financial assets at fair value through profit and loss are subsequently carried at fair value. Gains or losses arising from changes in the fair value of the ‘financial assets at fair value through profit or loss’ category are presented in the income statement within other income or other expenses in the period in which they arise. Dividend income from financial assets at fair value through profit and loss is recognised in the income statement as part of revenue when the Group’s right to receive payments is established.
Changes in the fair value of monetary securities denominated in a foreign currency and classified as available-for-sale are analysed between translation differences resulting from changes in amortised cost of the security and other changes in the carrying amount of the security. The translation differences related to changes in the amortised cost are recognised in profit or loss, and other changes in carrying amount are recognised in equity. Changes in the fair value of other monetary and non-monetary securities classified as available-for-sale are recognised in equity.
iv. Fair value
The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models making maximum use of market inputs and relying as little as possible on entity-specific inputs.
v. Impairment
The Group assesses at each balance date whether there is objective evidence that a financial asset or group of financial assets is impaired. In the case of financial instruments classified as available-for-sale, a significant or prolonged decline in the fair value of a security below its cost is considered as an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss — is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on instruments classified as available-for-sale are not reversed through the income statement.
n. Derivatives
Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date.

36 | P a g e

Metal Storm Limited
Notes to the financial statements
31 December 2008 (cont.)
2. Summary of significant accounting policies (cont.)
o. Fair value estimation
The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.
The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price.
The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt instruments held.
The carrying value less impairment provision of trade receivables and payables are assumed to approximate their fair values due to their short-term nature. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.
p. Property, plant and equipment
Property, plant and equipment is stated at historical cost less accumulated depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised. All other repairs and maintenance are charged to the income statement during the reporting period in which they are incurred.
Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost or revalued amounts, net of their residual values, over their estimated useful lives, as follows:
•	Machinery	5 — 10 years
•	Furniture, fittings and equipment	2 — 5 years
•	Leasehold improvements	3 years
•	Leased plant and equipment	1 — 5 years
The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.
An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 2 (j)).
Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the income statement. When revalued assets are sold, it is Group policy to transfer the amounts included in other reserves in respect of those assets to retained earnings.
q. Intangible assets
i. Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates. Goodwill is not amortised. Instead, goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.
Goodwill is allocated to cash-generating units for the purpose of impairment testing. Each of those cash-generating units represents the Group’s investment in each country of operation by each primary reporting segment.

37 | P a g e

Metal Storm Limited
Notes to the financial statements
31 December 2008 (cont.)
2. Summary of significant accounting policies (cont.)
q. Intangible assets (cont.)
ii. Research and development
Research expenditure is recognised as an expense as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognised as intangible assets when it is probable that the project will, after considering its commercial and technical feasibility, be completed and generate future economic benefits and its costs can be measured reliably. The expenditure capitalised comprises all directly attributable costs, including costs of materials, services, direct labour and an appropriate proportion of overheads. Other development expenditures that do not meet these criteria are recognised as an expense as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period. Capitalised development costs are recorded as intangible assets and amortised from the point at which the asset is ready for use on a straight-line basis over its useful life.
iii. Software
Purchased computer software licences are capitalised as intangible non-current assets where they have a useful economic life of more than one year. They are amortised on a straight line basis over the shorter of the term of the license and their useful economic life. Impairment testing is carried out annually where an indicator of impairment exists.
Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in profit or loss when the asset is derecognised. No gains or losses arising from derecognition of intangible assets were recognised in 2008 or 2007.
r. Trade and other payables
These amounts represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.
s. Borrowings
Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in the income statement over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities, which are not an incremental cost relating to the actual draw-down of the facility, are recognised as prepayments and amortised on a straight-line basis over the term of the facility.
The fair value of the liability portion of a convertible bond is determined using a market interest rate for an equivalent non-convertible bond. This amount is recorded as a liability on an amortised cost basis until extinguished on conversion or maturity of the bonds. The remainder of the proceeds is allocated to the conversion option. This is recognised and included in shareholders’ equity, net of income tax effects.
Borrowings are removed from the balance sheet when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognised in other income or other expenses.
Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.
t. Borrowing costs
Borrowing costs are expensed as incurred.

38 | P a g e

Metal Storm Limited
Notes to the financial statements
31 December 2008 (cont.)
2. Summary of significant accounting policies (cont.)
u. Provisions
Provisions for legal claims, service warranties and make good obligations are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount has been reliably estimated. Provisions are not recognised for future operating losses.
Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.
Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the balance sheet date. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognised as interest expense.
v. Employee benefits
i. Wages and salaries, annual leave and sick leave
Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the reporting date are recognised in other payables in respect of employees’ services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled.
ii. Long service leave
The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.
iii. Share-based payments
Share-based compensation benefits are provided to employees at the absolute discretion of the Board or via the Metal Storm Limited Employee Share Option Plan. Information relating to these schemes is set out in note 31.
The fair value of options or shares granted is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to the options.
The fair value is determined based on grant date. For options, a Black-Scholes option pricing model is used that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.
iv. Post employment benefits
Superannuation is paid in Australia at a rate of 9% on the employee’s gross wage. 401k contributions are paid in the United States with matching contribution equal to 50% on the first 6% of the participant’s compensation.
w. Share-based payments
Share-based payments are recognised as expenses when the goods or services received in return for the share-based payment are received. Share-based payments are recognised as assets when the goods or services received in the transaction qualify for recognition as assets.
Share-based payments are measured at the value of the goods or services received. Where the goods or services received cannot be reliably measured the share-based payment is measured at fair value at grant date.

39 | P a g e

Metal Storm Limited
Notes to the financial statements
31 December 2008 (cont.)
2. Summary of significant accounting policies (cont.)
x. Contributed equity
Ordinary shares are classified as equity.
Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options for the acquisition of a business are not included in the cost of the acquisition as part of the purchase consideration.
y. Goods and services tax (GST)
Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognised as part of the cost of acquisition of the asset or as part of the expense.
Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the balance sheet.
Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flow.
z. Earnings per share
i. Basic earnings per share
Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year.
ii. Diluted earnings per shares
Diluted earnings per share adjusts the figures used in determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.
aa. New accounting standards and interpretations
Certain new accounting standards and interpretations have been published that are not mandatory for 31 December 2008 reporting periods. The Group’s and the Company’s assessment of the impact of these new standards and interpretations is set out below.
i.	AASB 8 Operating Segments and AASB 2007-3 Amendments to Australian Accounting Standards arising from AASB 8
AASB 8 and AASB 2007-3 are effective for annual reporting periods commencing on or after 1 January 2009 at which point the Company will adopt them. AASB 8 will result in a significant change in the approach to segment reporting, as it requires adoption of a “management approach” to reporting on the financial performance. The information being reported will be based on what the key decision-makers use internally for evaluating segment performance and deciding how to allocate resources to operating segments. Application of AASB 8 may result in different segments, segment results and different type of information being reported in the segment note of the financial report. However, it will not affect any of the amounts recognised in the financial statements.
ii.	Revised AASB 123 Borrowing Costs and AASB 2007-6 Amendments to Australian Accounting Standards arising from AASB 123 [AASB 1, AASB 101, AASB 107, AASB 111, AASB 116 & AASB 138 and Interpretations 1 & 12]
The revised AASB 123 is applicable to annual reporting periods commencing on or after 1 January 2009. It has removed the option to expense all borrowing costs and — when adopted — will require the capitalisation of all borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset. This will be a change to the Group’s current accounting policy which is to expense all borrowing costs as incurred. The Group will apply the revised AASB 123 from 1 January 2009 and capitalise its borrowing costs relating to all qualifying assets for which the commencement date for capitalisation is on or after this date. The impact on the financial statements will depend on the amount of qualifying assets and related borrowing costs in the first year of application. Had the revised standard been applied in the current financial year, there would have been no impact on the reported loss.

40 | P a g e

Metal Storm Limited
Notes to the financial statements
31 December 2008 (cont.)
2. Summary of significant accounting policies (cont.)
aa. New accounting standards and interpretations (cont.)
iii.	Revised AASB 101 Presentation of Financial Statements and AASB 2007-8 Amendments to Australian Accounting Standards arising from AASB 101.
The revised AASB 101 that was issued in September 2007 is applicable for annual reporting periods beginning on or after 1 January 2009. It requires the presentation of a statement of comprehensive income and makes changes to the statement of changes in equity but will not affect any of the amounts recognised in the financial statements. If an entity has made a prior period adjustment or a reclassification of items in the financial statements, it will also need to disclose a third balance sheet (statement of financial position), this one being as at the beginning of the comparative period.
iv.	AASB 2008-1 Amendments to Australian Accounting Standard — Share-based Payments: Vesting Conditions and Cancellations
AASB 2008-1 was issued in February 2008 and will become applicable for annual reporting periods beginning on or after 1 January 2009. The revised standard clarifies that vesting conditions are service conditions and performance conditions only and that other features of a share-based payment are not vesting conditions. It also specifies that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment. The Group will apply the revised standard from 1 January 2009, but it is not expected to affect the accounting for the Group’s share-based payments.
v.	Revised AASB 3 Business Combinations, AASB 127 Consolidated and Separate Financial Statements and AASB 2008-3 Amendments to Australian Accounting Standards arising from AASB 3 and AASB 127
Revised accounting standards for business combinations and consolidated financial statements were issued in March 2008 and are operative for annual reporting periods beginning on or after 1 July 2009, but may be applied earlier. The Group has not yet decided when it will apply the revised standards. However, the new rules generally apply only prospectively to transactions that occur after the application date of the standard. Their impact will therefore depend on whether the Group will enter into any business combinations or other transactions that affect the level of ownership held in the controlled entities in the year of initial application.
For example, under the new rules: all payments (including contingent consideration) to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments subsequently remeasured at fair value through all transaction cost will be the Group will need to decide whether to continue goodwill based only on the parent’s share of net assets or whether recognise goodwill also in relation to the non-controlling (minority interest, when control is lost, any continuing ownership interest in the will be remeasured to fair value and a gain or loss recognised in profit or loss.
vi.	AASB 2008-7 Amendments to Australian Accounting Standards — Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate
In July 2008, the AASB approved amendments to AASB 1 First-time Adoption of International Financial Reporting Standards and AABS 127 Consolidated and Separate Financial Statements. The new rules will apply to financial reporting periods commencing on or after 1 January 2009. The Group will apply the revised rules prospectively from 1 January 2009. After that date, all dividends received from investments in subsidiaries, jointly controlled entities or associates will be recognised as revenue, even if they are paid out of pre-acquisition profits, but the investments may need to be tested for impairment as a result of the dividend payment. Furthermore, when a new intermediate parent entity is created in internal reorganisations it will measure its investment in subsidiaries at the carrying amounts of the net assets of the subsidiary rather than the subsidiary’s fair value.

41 | P a g e

Metal Storm Limited
Notes to the financial statements
31 December 2008 (cont.)
3. Financial risk management
The Company’s and Group’s activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Company’s and Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Company and Group.
The Company’s and Group’s principal financial instruments comprise cash, short-term deposits, available-for-sale financial assets, finance leases, convertible notes and related embedded derivatives. It is, and has been throughout the period under review, the Company’s policy that no trading in financial instruments shall be undertaken.
a. Market risk
i. Foreign exchange risk
The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar.
The Group’s objective is to minimise the exposure to fluctuations in the foreign exchange rate on the Company’s monetary assets and liabilities. It is the Group’s policy to maintain minimum operating cash balances denominated in foreign currencies. Where practicable the Group will denominate its loans and receivables in Australian dollars.
At balance date the Group had cash balances equivalent to A$202,610 (2007: A$349,524), receivables equivalent to A$179,045 (2007: A$1,042,793) and payables equivalent A$90,830 (2007: A$93,082) denominated in foreign currencies. The Company had no foreign currency denominated cash balances, receivables or payables (2007: all nil).
At balance date had the Australian dollar been weaker/stronger by 10% against the US dollar with all other variables remaining constant, the Group’s net loss and equity would have been lower/higher by $20,905 (2007: $130,998).
The Company’s net monetary assets would remain unchanged.
ii. Fair value interest rate risk
The Company and Group has a significant level of interest bearing assets and liabilities which exposes it to interest rate risk.
The Company and Groups objective is to minimise its exposure to interest rate risk. It is the Company’s and Group’s policy to invest surplus funds in the short term market and source funds at fixed interest rates wherever possible.
At balance date the Group held deposits with a face value of $8,571,292 (2007: $15,727,548) and interest bearing loans of $22,387,275 (2007: $21,100,652). The Company held deposits with a face value of $8,368,682 (2007: $15,378,024) and interest bearing loans of $22,355,868 (2007: $21,075,896).
All interest bearing deposits are at market rates current at the time of the deposit and have the interest rate revised periodically every 1 to 3 months. All interest bearing loans are at fixed rates.
During 2008, had interest rates risen/fallen proportionately by 10% on their actual 2008 levels with all other variables remaining constant, the Group’s net loss and equity would have been higher/lower by $54,257 (2007: $148,946 higher/lower) and the Company’s net loss and equity would have been higher/lower by $51,002 (2007: $148,946 higher/lower).
iii. Price risk of available-for-sale financial assets
The Company and Group hold Floating Rate Note investments where performance is linked to a credit portfolio. The valuation of these investments at any one time is dependent upon prevailing market conditions including market liquidity. As at 31 December 2008 these investments had a face value of A$1,000,000 (2007: $1,000,000) and a fair value based on market conditions of $10,000 (2007: $779,200). A 10% change in the market value of the investments would have increased/decreased the value of the investment by $1,000 (2007: $22,288), decreasing/increasing the group loss and equity by the same amount.
At balance date the Company’s and Group’s exposure to price risk was $10,000 (2007: $779,200). For much of the year, the Company’s and Group’s exposure to price risk on the Floating Rate Notes was substantially more than $10,000. The Company marks the investments to fair value at each reporting date. For the first half of the year the price risk of the Floating Rate Note was $779,200 and for the second half of the year the price risk was $557,600.

42 | P a g e

Metal Storm Limited
Notes to the financial statements
31 December 2008 (cont.)
3. Financial risk management (cont.)
a. Market risk (cont.)
Sensitivity of loss to market risk (2008)

	Increase in	Decrease in	Increase in	Decrease in
	Group Loss	Group Loss	Company Loss	Company Loss
Risk Factor	$	$	$	$
2008 actual loss	(10,656,003)	(10,656,003)	(10,762,246)	(10,762,246)
(i) Australian Dollar (weaker)/stronger by 10% against the US Dollar	(20,905)	20,905	—	—
(ii) Interest rate increase/(decrease) by 10%	(54,257)	54,257	(51,002)	51,002
(iii) Change in fair value of available-for-sale financial assets (increased)/decreased by 10%	(1,000)	1,000	(1,000)	1,000

2008 loss after adjusting for market risk sensitivity factors	(10,732,165)	(10,579,841)	(10,814,248)	(10,710,244)

Sensitivity of shareholders deficiency to market risk (2008)

	Increase in	Decrease in	Increase in	Decrease in
	Group	Group	Company	Company
	Deficiency	Deficiency	Deficiency	Deficiency
Risk Factor	$	$	$	$
2008 actual shareholders deficiency	(13,193,265)	(13,193,265)	(13,287,399)	(13,287,399)
(i) Australian Dollar (weaker)/stronger by 10% against the US Dollar	(20,905)	20,905	—	—
(ii) Interest rate increase/(decrease) by 10%	(54,257)	54,257	(51,002)	51,002
(iii) Change in fair value of available-for-sale financial assets (increased)/decreased by 10%	(1,000)	1,000	(1,000)	1,000

2008 total shareholder deficiency after adjusting for market risk sensitivity factors	(13,269,427)	(13,117,103)	(13,339,401)	(13,235,397)

Sensitivity of loss to market risk (2007)

	Increase in	Decrease in Group	Increase in	Decrease in
	Group Loss	Group Loss	Company Loss	Company Loss
Risk Factor	$	$	$	$
2007 actual loss	(9,998,150)	(9,998,150)	(10,806,695)	(10,806,695)
(i) Australian Dollar (weaker)/stronger by 10% against the US Dollar	(130,998)	130,998	—	—
(ii) Interest rate increase/(decrease) by 10%	(148,946)	148,946	(148,946)	148,946
(iii) Change in fair value of available-for-sale financial assets (increased)/decreased by 10%	(22,288)	22,288	(22,288)	22,288

2007 loss after adjusting for market risk sensitivity factors	(10,300,382)	(9,695,918)	(10,977,929)	(10,635,461)

Sensitivity of shareholders equity to market risk (2007)

	Increase in	Decrease in	Increase in	Decrease in
	Group	Group	Company	Company
Risk Factor	Deficiency	Deficiency	Deficiency	Deficiency
	$	$	$	$
2007 actual shareholders deficiency	(3,307,570)	(3,307,570)	(3,333,703)	(3,333,703)
(i) Australian Dollar (weaker)/stronger by 10% against the US Dollar	(130,998)	130,998	—	—
(ii) Interest rate increase/(decrease) by 10%	(148,946)	148,946	(148,946)	148,946
(iii) Change in fair value of available-for-sale financial assets (increased)/decreased by 10%	(22,288)	22,288	(22,288)	22,288

2007 total shareholder deficiency after adjusting for market risk sensitivity factors	(3,609,802)	(3,005,338)	(3,504,937)	(3,162,469)

43 | P a g e

Metal Storm Limited
Notes to the financial statements
31 December 2008 (cont.)
3. Financial risk management (cont.)
b. Credit risk
Credit risk is managed on a Group basis. Credit risk arises from deposits with banks and financial institutions as well as credit exposure to customers, including outstanding receivables and committed transactions.
At balance date the Group had deposits of $7,571,292 (2007: $14,727,548), floating rate notes with a face value of $1,000,000 (2007: $1,000,000) and receivables of $769,459 (2007: $2,211,933). The Company had deposits of $7,368,682 (2007: $14,378,024), floating rate notes with a face value of $1,000,000 (2007: $1,000,000) and receivables of $929,172 (2007: $942,204).
Credit risk on deposits is limited to the carrying value. The majority of the Group’s funds are held by the Company in deposits with Australian Financial Institutions. The Company has taken advantage of the Australian Government Guarantee Scheme for Large Deposits and Wholesale Funding on the full balance of all deposits held by the Company.
Customers are assessed individually on the credit quality of the customer, taking into account its financial position, past experience and other factors. At 31 December 2008, the Groups largest debtor was significantly outside terms, negotiations between the Group and debtor had not managed to resolve the matter and the Group had taken the initial steps in order to begin legal proceedings against the customer. The full amount of the receivable of $1,223,838 has been impaired.
At 31 December 2008 other customers totalling $24,687 were past due but not impaired. These amounts have since been received.
Credit risk on the floating rate notes arises from any defaults or deterioration in the underlying portfolio. The portfolio is allowed eight default events before the principal is affected.
c. Liquidity risk
The Group has a number of short term payment commitments that present a liquidity risk. The Group has procedures in place that forecast cash requirements and age deposit maturity dates to correlate to cash out flow obligations. It is the Groups policy to maintain flexibility in its investment decisions to enable it close out positions as needed and meet credit requirements.
Management reviews cash flow forecasts in light of the operating requirements of the Group and its obligations under the Trust Deed.
The following contractual maturity analysis of financial liabilities has the value of each liability presented as undiscounted.

		Later than
		one month	Later than	Later than
	Not later	and not later	three months	one year and
	than one	than three	and not later	not later than
	month	months	than one year	five years
Financial liability	$	$	$	$
Group — 2008

Payables	90,537	—	—	—
Finance Leases	7,208	14,418	64,880	19,592
Convertible Notes	—	—	21,250,295	—
Loan	2,067,615	80,983	121,474	—

Total	2,165,360	95,401	21,436,649	19,592

Group — 2007

Payables	390,737	887,426	—	—
Finance Leases	7,052	14,104	63,470	232,487
Convertible Notes	—	512,402	1,548,466	21,908,709
Loan	36,465	72,931	109,396	—

Total	434,254	1,486,863	1,721,332	22,141,196

44 | P a g e

Metal Storm Limited
Notes to the financial statements
31 December 2008 (cont.)

45 | P a g e

Metal Storm Limited
Notes to the financial statements
31 December 2008 (cont.)
3.	Financial risk management (cont.)
c.	Liquidity risk (cont.)

		Later than
		one month	Later than	Later than
	Not later	and not later	three months	one year and
	than one	than three	and not later	not later than
	month	months	than one year	five years
Financial liability	$	$	$	$
Company — 2008
Payables	60,672	—	—	—
Finance Leases	6,350	12,701	57,154	—
Convertible Notes	—	—	21,250,295	—
Loan	2,067,615	80,983	121,474	—

Total	2,134,637	93,684	21,428,923	—

Company — 2007
Payables	374,441	810,640	—	—
Finance Leases	6,351	12,701	57,155	209,213
Convertible Notes	—	512,402	1,548,466	21,908,709
Loan	36,465	72,931	109,396	—

Total	417,257	1,408,674	1,715,017	22,117,922

Refer note 9 for further details on the Trust Deed minimum cash levels.
There is no material difference between the fair value and the carrying value of receivables and payables.
d.	Fair value estimation
Refer note 2 (o) for further information.
e.	Capital risk management
The group manages its capital risk to ensure that the Group will be able to continue as a going concern while maximising the return to stakeholders through optimisation of the debt and equity balance.
In order to maintain or adjust the capital structure, the Group and the Company may elect not to pay dividends to shareholders, issue new shares or sell assets to reduce debt.
The Group’s overall strategy remains unchanged from 2007.
The capital structure of the Group consists of debt, which includes borrowings disclosed in note 17, cash and cash equivalents and equity attributable to equity holders of the parent, comprising contributed equity, reserves and accumulated losses as disclosed in notes 20, 21 and 22.
4.	Critical accounting estimates and judgements
a.	Embedded derivatives and attached options
The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The fair value is determined by the Company with reference to an external valuation report using a Black-Scholes options pricing model and taking into account the inherent benefits to the Noteholder outlined in the Trust Deed as well as scenario based Monte Carlo simulations and binomial tree simulations with weightings according to Pascals Triangle, using the assumptions detailed below:

Share price:	$0.05 (at 31 December 2008)	Exercise Price:	$0.15
Share price Volatility:	87.25%	Risk free rate:	3.70%

46 | P a g e

Metal Storm Limited
Notes to the financial statements
31 December 2008 (cont.)
4.	Critical accounting estimates and judgements (cont.)
b.	Available-for-sale financial investments
The fair value of available-for-sale financial investments is provided by the custodian of the instruments and is estimated with reference to the credit spreads of the companies referenced in the underlying portfolio and the correlation between all companies referenced in the portfolio. Certain default events in the portfolio can trigger a significant decline in the fair value of available for sale investments and as such, this is a critical judgement in determining fair value.
c.	Revenue recognition
For revenue recognised on a percentage of completion basis the company must estimate the current stage to which each contract is complete. Depending on the type of the contract, the stage of completion is measured by reference to labour hours incurred to date as a percentage of estimated total labour hours or as costs incurred as a percentage of estimated total costs for each contract.
5.	Segment information
a.	Description of segments
The Group’s primary financial reporting format is Geographic segments. The Group operates in the research and development of ballistic technology in Australia and the United States.

Australia:	The home country of the Company.	United States:	The home country of the Group’s subsidiaries.
b.	Geographical segments

	Australia	United States	Consolidated
2008	$	$	$
Segment revenue
Total segment revenue	1,050,486	1,150,845	2,201,331

Consolidated revenue			2,201,331

Segment result
Segment result	(10,762,246)	(1,358,067)	(12,120,313)
Intersegment elimination			1,464,310

Loss before income tax			(10,656,003)

Segment assets and liabilities
Segment assets	8,806,828	463,616	9,270,444
Intersegment elimination			(2,920)

Total assets			9,267,524

Segment liabilities	22,094,227	21,367,716	43,461,943
Intersegment elimination			(21,001,154)

Total liabilities			22,460,789

Other segment information
Acquisitions of property, plant and equipment, intangibles and other non-current segment assets	21,899	1,875	23,774

Total Acquisitions			23,774

Depreciation and amortisation expense	175,130	45,776	220,906

Total depreciation and amortisation			220,906

Impairment expense	2,930,384	—	2,930,384
Intersegment elimination			(2,161,184)

Total impairment expense			769,200

Segment cash flow information
Net cash flows from operating activities	(7,740,745)	(2,439,769)	(10,180,514)
Net cash flows from investing activities	927,793	38,014	965,807
Net cash flows from financing activities	(196,390)	2,160,933	1,964,543

47 | P a g e

Metal Storm Limited
Notes to the financial statements
31 December 2008 (cont.)
5.	Segment information (cont.)
b.	Geographical segments (cont.)

	Australia	United States	Consolidated
2007	$	$	$
Segment revenue
Total segment revenue	1,330,579	1,874,802	3,205,381

Consolidated revenue			3,205,381

Segment result
Segment result	(10,806,695)	(1,383,714)	(12,190,410)
Intersegment elimination			2,192,259

Loss before income tax			(9,998,150)

Segment assets and liabilities
Segment assets	17,070,834	1,720,363	18,791,197
Intersegment elimination			(2,920)

Total assets			18,788,277

Segment liabilities	20,404,537	20,454,240	40,858,777
Intersegment elimination			(18,762,930)

Total liabilities			22,095,847

Other segment information
Acquisitions of property, plant and equipment, intangibles and other non-current segment assets	192,604	50,282	242,886

Total Acquisitions			242,886

Depreciation and amortisation expense	169,389	80,107	249,496

Total depreciation and amortisation			249,496

Impairment expense	2,018,773	—	2,018,773
Intersegment elimination			(1,797,973)

Total impairment expense			220,800

Segment cash flow information
Net cash flows from operating activities	(11,592,912)	337,016	(11,255,896)
Net cash flows from investing activities	2,240,048	(25,617)	2,214,431
Net cash flows from financing activities	(84,528)	24,756	(59,772)
c.	Notes to and forming part of the segment information
i.	Accounting policies
Segment information is prepared in conformity with the accounting policies of the entity as disclosed in note 2 and AASB 114 Segment Reporting.
Segment revenues, expenses, assets and liabilities are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis. Segment assets include all assets used by a segment and consist primarily of operating cash, receivables, property, plant and equipment and goodwill and other intangible assets, net of related provisions. Segment liabilities consist primarily of trade and other creditors, employee benefits and provisions. Segment assets and liabilities do not include income taxes.
ii.	Inter-segment transfers
Segment revenues, expenses and results include transfers between segments. Such transfers are priced on an ''arm’s-length’’ basis and are eliminated on consolidation.

48 | P a g e

Metal Storm Limited
Notes to the financial statements
31 December 2008 (cont.)
6.	Revenue

	Consolidated		Company
	2008	2007	2008	2007
	$	$	$	$
Contract Revenue	1,109,411	1,847,399	—	—
Interest Revenue	1,040,699	1,354,048	1,000,811	1,329,387
Other	51,221	3,934	49,675	1,192

	2,201,331	3,205,381	1,050,486	1,330,579

7.	Expenses
Net loss attributable to members of the parent includes the following expenses:

			Consolidated		Company
			2008	2007	2008	2007
	Note		$	$	$	$
Employee expenses
Wages and salaries			(3,566,615)	(3,531,444)	(2,146,736)	(1,956,228)
Termination benefits			—	(47,581)	—	(47,581)
Superannuation			(192,698)	(161,904)	(160,992)	(161,904)
Share-based payments	31	(d)	(36,832)	(136,549)	(36,832)	(136,549)
Directors fees			(250,215)	(297,608)	(250,215)	(287,747)
Other			(183,314)	(173,502)	(183,155)	(169,805)

Total employee expenses			(4,229,674)	(4,348,588)	(2,777,930)	(2,759,814)

Finance costs
Interest expense			(2,265,445)	(2,184,507)	(2,262,003)	(2,184,507)
Accretion expense	17		(3,238,228)	(1,884,443)	(3,238,228)	(1,884,443)
Transaction cost amortisation	17		(865,465)	(865,465)	(865,465)	(865,465)

Total finance costs			(6,369,138)	(4,934,415)	(6,365,696)	(4,934,415)

Depreciation and Amortisation
Depreciation			(169,841)	(168,974)	(146,355)	(137,372)
Amortisation			(51,065)	(80,522)	(28,775)	(32,017)

Total depreciation and amortisation			(220,906)	(249,496)	(175,130)	(169,389)

Rental expense relating to operating leases
Minimum lease payments			(464,163)	(449,439)	(223,518)	(192,346)

Total lease payments			(464,163)	(449,439)	(223,518)	(192,346)

Impairment expense
Impairment of floating rate notes	10		(769,200)	(220,800)	(769,200)	(220,800)
Impairment of receivables			—	—	(2,161,184)	(1,797,973)

			(1,887,396)	(220,800)	(2,930,384)	(2,018,773)

49 | P a g e

Metal Storm Limited
Notes to the financial statements
31 December 2008 (cont.)
8.	Income tax
a.	Income tax expense

	Consolidated		Company
	2008	2007	2008	2007
	$	$	$	$
Current tax (benefit)	(2,640,250)	(2,976,306)	(2,379,736)	(2,680,370)
Deferred tax (benefit)	(334,330)	81,032	(626,716)	(457,467)
Adjustment for prior years	(235,758)	—	(235,758)	—
Deferred tax assets not recognised	3,210,338	2,895,274	3,242,210	3,137,837

	—	—	—	—

b.	Numerical reconciliation of income tax expense to prima facie tax payable

Loss before income tax	(10,656,003)	(9,998,150)	(10,762,246)	(10,806,695)

Tax at the Australia tax rate of 30% (2006:30%)	(3,196,801)	(2,999,445)	(3,228,674)	(3,242,009)

Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
Research and development accounting costs	273,383	297,809	273,383	297,809
Research and development tax concession received	(102,519)	(117,086)	(102,519)	(117,086)
Entertainment	1,007	873	1,007	873
Fair value movement in embedded derivative	(1,086,205)	(726,416)	(1,086,205)	(726,416)
Non-deductible interest expense	148,571	51,664	148,571	51,664
Option costs expensed — employees	11,050	40,965	11,050	40,965
Borrowing costs accretion	970,805	564,738	970,805	564,738
Other	6,129	(8,376)	6,130	(8,375)

	(2,974,580)	(2,895,274)	(3,006,452)	(3,137,837)
Adjustment for prior years	(235,758)		(235,758)
Deferred tax assets not recognised	3,210,338	2,895,274	3,242,210	3,137,837

Income tax expense	—	—	—	—

c.	Unrecognised temporary differences
i.	Temporary differences for which deferred tax assets or deferred tax liabilities have not been recognised.

	Consolidated		Company
	2008	2007	2008	2007
	$	$	$	$
Sundry creditors and accruals	45,642	46,300	45,642	46,300
General accruals	687,885	—	687,885	—
Provision for doubtful debts	1,223,838	—	—	—
Employee entitlements	147,499	118,800	147,499	99,043
Asset retirement obligation	33,508	29,207	21,274	19,060
Lease make good	13,470	8,802	13,470	8,082
Deferred rent	46,355	68,267	2,936	5,833
S40-880 costs	460,845	866,140	460,845	866,140
Patent costs	3,986,834	3,870,873	3,986,834	3,870,873
Borrowing costs	311,111	777,778	311,111	777,778
Losses available for offset against future income	67,436,505	58,635,673	49,244,958	41,312,504

Gross deferred income tax assets	74,393,492	64,421,120	54,922,454	47,005,613
Deferred tax liabilities Foreign exchange differences	(744,610)	29,903	(773,915)	—
Interest receivable on available-for-sale financial assets	(53,200)	(1,400)	(53,200)	(1,400)

	73,595,682	64,449,623	54,095,339	47,004,213

Potential tax benefit @ 30%	22,078,705	19,334,887	16,228,602	14,101,264

50 | P a g e

Metal Storm Limited
Notes to the financial statements
31 December 2008 (cont.)
8.	Income Tax (cont.)
c.	Unrecognised temporary differences (cont.)
ii.	Temporary differences for which deferred tax assets or deferred tax liabilities have not been recognised in relation to potential capital loss items.

	Consolidated		Company
	2008	2007	2008	2007
	$	$	$	$
Provision — investment in ProCam Machine LLC	1,917,387	1,917,387	1,917,387	1,917,387
Intercompany receivables	—	—	20,849,181	18,687,993
Impairment — Available-for-sale financial investments	990,000	220,800	990,000	220,800

	2,907,387	2,138,187	23,756,568	20,826,180

Potential tax benefit @ 30%	872,216	641,456	7,126,970	6,247,854

d.	Tax losses
The Group has the following tax losses arising in Australia and United States federal and state net operating loss carry-forwards:

	2008	2007
	$	$
Australian tax losses	49,244,958	40,579,789
United States federal net operating loss carry-forwards	19,284,262	14,651,197
United States state net operating loss carry-forwards	14,693,549	11,031,293
Australian tax losses are available indefinitely for offset against future taxable profits subject to satisfying the relevant income tax loss carry forward rules.
The U.S. federal and state net operating loss carry-forwards expire at various dates through 2027 and 2012, respectively.
9.	Current assets — Cash and cash equivalents

	Consolidated		Company
	2008	2007	2008	2007
	$	$	$	$
Cash at bank and on hand	1,571,292	1,727,548	1,368,682	1,378,024
Short term deposits	6,000,000	13,000,000	6,000,000	13,000,000

	7,571,292	14,727,548	7,368,682	14,378,024

i.	Cash at bank and on hand
These accounts earn interest at standard business banking operating account rates with a weighted average interest rate at 31 December 2008 of 4.2%.
ii.	Short term deposits
These deposits have terms of less than 3 months and are bearing floating interest rates at commercial rates with a weighted average interest rate at 31 December 2008 of 6.5%.
iii.	Trust Deed minimum cash levels
Under the terms of the Trust Deed the total amount of cash held in the Group’s bank accounts and in marketable securities must not fall below the following minimum cash levels:

Period to:	31 Dec 2006	30 Jun 2007	31 Dec 2007	30 Jun 2008	31 Dec 2008
Minimum balance	$22.5m	$19.5m	$15.0m	$12.5m	$7.5m
The balances were maintained at all times throughout the period. There are no further financial covenants beyond 31 December 2008.
Available-for-sale financial investments are included as marketable securities.

51 | P a g e

Metal Storm Limited
Notes to the financial statements
31 December 2008 (cont.)
10.	Current assets — Available-for-sale financial investments

	Consolidated		Company
	2008	2007	2008	2007
	$	$	$	$
Floating rate notes:
Opening fair value	779,200	2,002,080	779,200	2,002,080
Disposal of investments	—	(1,001,040)	—	(1,001,040)
Net movement in equity on revaluation	—	(1,040)	—	(1,040)
Impairment loss	(769,200)	(220,800)	(769,200)	(220,800)

Closing Fair Value	10,000	779,200	10,000	779,200

These securities have a call date of June 2009 and final maturity date of June 2014 if not called by the issuer. All securities at closing date were issued in May 2006. The Company does not intend to hold the securities until maturity. Interest is paid quarterly in arrears and the securities can be redeemed upon three days notice subject to market liquidity.
The floating rate note is structured with 135 equally weighted entities. Its exposure to credit risk is limited to 8 default events over the term of the note, meaning upon the 9th default event the capital component of the note is not recoverable. The note matures in 2014. During the year the portfolio incurred 5 default events. This not only eroded market liquidity for the note but increased the probability that the capital component of the note would not be recovered.
The fair value of the note provided by the custodian reflects these default events. The Company has recognised this significant decrease in value as an impairment expense as it is considered to be significant by amount and prolonged in nature.
Refer to note 4 (b) for further information.
11.	Current assets — Trade and other receivables

			Consolidated		Company
			2008	2007	2008	2007
	Note		$	$	$	$
Trade receivables			1,402,883	762,625	—	—
Other receivables			18,988	4,144	14,470	4,144
Security deposits	(i	)	480,798	—	480,798	—
Goods and services tax recoverable			51,898	65,576	51,898	65,576
Interest receivable			53,200	1,400	53,200	1,400
Research and development tax concession receivable			—	390,286	—	390,286
Prepayments			336,663	339,187	328,807	317,363
Provision for doubtful debts			(1,223,838)	—	—	—

			1,120,592	1,563,218	929,173	778,769

(i)	Represents restricted cash deposits held as security for operating and finance lease commitments.
The other categories within trade and other receivables do not contain impaired assets and are not past due. Based on the credit history of these other classes, it is expected that these amounts will be received when due.
Other receivables generally arise from transactions outside the usual operating activities of the Group. Interest may be charged at commercial rates where the terms of repayment exceed six months. Collateral is not normally obtained.

52 | P a g e

Metal Storm Limited
Notes to the financial statements
31 December 2008 (cont.)
11.	Current assets — Trade and other receivables (cont.)

	Consolidated		Company
	2008	2007	2008	2007
	$	$	$	$
Opening balance	—	—	—	—
Provision created	(1,223,838)	—	—	—

Closing balance	(1,223,838)	—	—	—

The provision created relates to a single customer of the Group who is significantly outside terms. The full balance of the debt is not outside terms however in discussions with the customer, they have provided strong indications of their intention not to pay as well as an inability to repay all debts to the Group.
The Group has since initiated legal action against the customer in accordance with the provisions provided for dispute resolution contained in the contract. The Group is seeking immediate payment of the full receivable balance plus additional expenses and compensation. The receivable recognised in the financial statements is for the contract receivable only.
12.	Non-current assets — Trade and other receivables

		Consolidated		Company
		2008	2007	2008	2007
	Note	$	$	$	$
Trade receivables	(i)	—	480,145	—	—
Security deposits	(ii)	34,202	507,757	—	480,798
Related party receivables:
Due from controlled entities	(iii)	—	—	17,346,754	15,882,445
Provision for impairment		—	—	(17,346,754)	(15,882,445)
Due from wholly owned entities	(iii)	—	—	3,654,400	2,367,731
Provision for impairment		—	—	(3,654,400)	(2,367,731)

		34,202	987,902	—	480,798

(i)	Due at various intervals from January 2009 to June 2009.

(ii)	Represents restricted cash deposits held as security for operating and finance lease commitments.

(iii)	No fixed receivables terms, amounts are due on demand but not expected to be settled within 12 months.

53 | P a g e

Metal Storm Limited
Notes to the financial statements
31 December 2008 (cont.)
13. Non-current assets — Property, plant and equipment
Consolidated

			Leased plant
	Leasehold	Plant and	and
	improvements	equipment	equipment	Total
	$	$	$	$
At 1 January 2007
Cost	113,903	467,786	306,180	887,869
Accumulated depreciation	(13,836)	(246,048)	—	(259,884)

Net book amount	100,067	221,738	306,180	627,985

Year ended 31 December 2007
Opening net book amount	100,067	221,738	306,180	627,985
Additions	81,588	91,058	27,393	200,039
Disposals	(117)	(2,673)	—	(2,790)
Depreciation charge	(49,830)	(85,932)	(33,212)	(168,974)

Closing net book amount	131,708	224,191	300,361	656,260

At 1 January 2008
Cost	188,536	517,510	333,573	1,078,279
Accumulated depreciation	(56,828)	(293,319)	(33,212)	(422,019)

Net book amount	131,708	224,191	300,361	656,260

Year ended 31 December 2008
Opening net book amount	131,708	224,191	300,361	656,260
Additions	—	23,774	—	23,774
Disposals	—	(1,839)	—	(1,839)
Depreciation charge	(57,955)	(72,796)	(39,090)	(169,841)

Closing net book amount	73,753	173,330	261,271	508,354

At 31 December 2008
Cost	188,536	534,595	333,573	1,056,704
Accumulated depreciation	(114,783)	(361,265)	(72,302)	(548,350)

Net book amount	73,753	173,330	261,271	508,354

54 | P a g e

Metal Storm Limited
Notes to the financial statements
31 December 2008 (cont.)
13. Non-current assets — Property, plant and equipment (cont.)
Company

			Leased plant
	Leasehold	Plant and	and
	improvements	equipment	equipment	Total
	$	$	$	$
At 1 January 2007
Cost	106,949	295,033	306,180	708,162
Accumulated depreciation	(7,614)	(125,591)	—	(133,205)

Net book amount	99,335	169,442	306,180	574,957

Year ended 31 December 2007
Opening net book amount	99,335	169,442	306,180	574,957
Additions	81,588	82,764	—	164,352
Disposals	—	(2,673)	—	(2,673)
Depreciation charge	(49,215)	(57,533)	(30,624)	(137,372)

Closing net book amount	131,708	192,000	275,556	599,264

At 1 January 2008
Cost	188,536	375,125	306,180	869,841
Accumulated depreciation	(56,828)	(183,125)	(30,624)	(270,577)

Net book amount	131,708	192,000	275,556	599,264

Year ended 31 December 2008
Opening net book amount	131,708	192,000	275,556	599,264
Additions	—	21,899	—	21,899
Disposals	—	(1,839)	—	(1,839)
Depreciation charge	(57,955)	(57,776)	(30,624)	(146,355)

Closing net book amount	73,753	154,284	244,932	472,969

At 31 December 2008
Cost	188,536	390,336	306,180	885,052
Accumulated depreciation	(114,783)	(236,052)	(61,248)	(412,083)

Net book amount	73,753	154,284	244,932	472,969

55 | P a g e

Metal Storm Limited
Notes to the financial statements
31 December 2008 (cont.)
14. Non-current assets — Intangible assets and goodwill
Consolidated

	Software	Goodwill	Total
	$	$	$
At 1 January 2007
Cost	211,204	1,861,726	2,072,930
Accumulated amortisation	(99,380)	(27,574)	(126,954)
Accumulated impairment losses	—	(1,834,152)	(1,834,152)

Net book amount	111,824	—	111,824

Year ended 31 December 2007
Opening net book amount	111,824	—	111,824
Additions	42,847	—	42,847
Amortisation charge	(80,522)	—	(80,522)

Closing net book amount	74,149	—	74,149

At 1 January 2008
Cost	254,051	1,861,726	2,115,777
Accumulated amortisation	(179,902)	(27,574)	(207,476)
Accumulated impairment losses	—	(1,834,152)	(1,834,152)

Net book amount	74,149	—	74,149

Year ended 31 December 2008
Opening net book amount	74,149	—	74,149
Additions	—	—	—
Disposals	—	—	—
Amortisation charge	(51,065)	—	(51,065)

Closing net book amount	23,084	—	23,084

At 31 December 2008
Cost	131,982	1,861,726	1,993,708
Accumulated amortisation	(108,898)	(27,574)	(136,472)
Accumulated impairment losses	—	(1,834,152)	(1,834,152)

Net book amount	23,084	—	23,084

All capitalised software represents externally acquired software with a useful life of between 2 and 5 years amortised on a straight line basis.
No research and development costs have been capitalised as product maturation is still within the research stage, refer note 2 (q) (ii).

56 | P a g e

Metal Storm Limited
Notes to the financial statements
31 December 2008 (cont.)
14. Non-current assets — Intangible assets and goodwill (cont.)
Company

	Software	Goodwill	Total
	$	$	$
At 1 January 2007
Cost	61,038		61,038
Accumulated amortisation	(5,414)	—	(5,414)
Net book amount	55,624	—	55,624

Year ended 31 December 2007
Opening net book amount	55,624	—	55,624
Additions	28,252	—	28,252
Amortisation charge	(32,017)	—	(32,017)

Closing net book amount	51,859	—	51,859

At 1 January 2008
Cost	89,290	—	89,290
Accumulated amortisation	(37,431)	—	(37,431)

Net book amount	51,859	—	51,859

Year ended 31 December 2008
Opening net book amount	51,859	—	51,859
Additions	—	—	—
Amortisation charge	(28,775)	—	(28,775)

Closing net book amount	23,084	—	23,084

At 31 December 2008
Cost	89,291	—	89,291
Accumulated amortisation	(66,207)	—	(66,207)
Net book amount	23,084	—	23,084

All capitalised software represents externally acquired software with a useful life of between 2 and 5 years amortised on a straight line basis.
No research and development costs have been capitalised as product maturation is still within the research stage, refer note 2 (q) (ii).
15. Current liabilities — Trade and other payables

	Consolidated		Company
	2008	2007	2008	2007
	$	$	$	$
Trade payables	105,618	228,679	75,753	212,383
Deferred revenue	—	1,326,985	—	—
Accrued payables	1,011,320	1,013,648	950,356	936,863

	1,116,938	2,569,312	1,026,109	1,149,246

Related party payables:
Directors fees payable *	12,500	35,833	12,500	35,833

	1,129,438	2,605,145	1,038,609	1,185,079

*	Refer note 23(23.d) for further details.

57 | P a g e

Metal Storm Limited
Notes to the financial statements
31 December 2008 (cont.)
16. Current liabilities — Conversion derivative

	Consolidated		Company
	2008	2007	2008	2007
	$	$	$	$
Balance at beginning of year	5,963,793	10,811,057	5,963,793	10,811,057
Conversion of convertible notes to shares	(155,177)	(2,425,876)	(155,177)	(2,425,876)
Fair value movement	(3,620,682)	(2,421,388)	(3,620,682)	(2,421,388)

Balance at end of year	2,187,934	5,963,793	2,187,934	5,963,793

The fair value movement represents the movement in the fair value of the liability arising from the ability of noteholders to convert their notes to shares. Refer to note 4 (a) for further information.
17. Current liabilities – Interest bearing loans and borrowings

		Consolidated		Company
		2008	2007	2008	2007
	Note	$	$	$	$
Obligations under finance leases	(i)	203,699	63,907	195,977	58,210
Convertible notes	(ii)	16,263,964	12,664,510	16,263,964	12,664,510
Other loan	(ii)	2,236,034	213,030	2,236,034	213,030

		18,703,697	12,941,447	18,695,975	12,935,750

(i)	Secured (see note 11), matures 2009. See note 19 for non-current details.

(ii)	Unsecured, matures 2009.
i.	Convertible Notes
The Company issued 203,703,704 10% coupon convertible notes to existing shareholders at the rate of one convertible note for every 2.675 existing shares to raise $27.5 million on 1 September 2006 under a renounceable rights issue. The issue was not fully subscribed by existing share holders and Harmony Investment Fund Limited or its nominees (“Harmony”) acquired 81.6% of the issue. This issue was made together with the offer of one new share option for every two convertible notes allotted, which resulted in 101,852,055 listed options being granted. In addition, 10 million options were issued to Harmony in consideration of a short term working capital loan and 65 million were issued as payment for Harmony’s commitment to underwrite the transaction under the Facilitation Agreement.
At the maturity date (1 September 2009), the Company must repay the face value of A$0.135 to the Note Holders, unless the Note Holders have elected to convert some or all of their convertible notes into ordinary shares at a conversion price which is the lesser of A$0.135 cents per share, and 90% of the volume weighted average price of ordinary shares during the 30 business days immediately preceding the conversion date. Note Holders can elect to convert some or all of their convertible notes into ordinary shares at the beginning of each quarter, at the maturity date and at certain other times.

	Consolidated		Company
	2008	2007	2008	2007
	$	$	$	$
Balance at beginning of year	12,664,510	12,926,837	12,664,510	12,926,837
Accretion expense	3,236,015	1,882,440	3,236,015	1,882,440
Transaction cost amortisation	865,465	865,465	865,465	865,465
Conversion of convertible notes to shares	(502,026)	(3,010,232)	(502,026)	(3,010,232)

Balance at end of year	16,263,964	12,664,510	16,263,964	12,664,510

	Consolidated		Company
	2008	2007	2008	2007
	Number	Number	Number	Number
Balance at beginning of year	152,656,884	197,282,070	152,656,884	197,282,070
Conversion of convertible notes to shares	(5,072,755)	(44,625,186)	(5,072,755)	(44,625,186)

Balance at end of year	147,584,129	152,656,884	147,584,129	152,656,884

58 | P a g e

Metal Storm Limited
Notes to the financial statements
31 December 2008 (cont.)
18. Current liabilities — Provisions
2008 — Consolidated

		Onerous Lease
	Make Good	Contracts	Payroll	Total
	$	$	$	$
Carrying amount at 1 January 2008	29,205	154,157	118,799	302,161
Additional provisions recognised	—	—	220,216	220,216
Amounts used during the year	—	—	(191,516)	(191,516)
Foreign Exchange movements	2,090	41,418	—	43,508
Unwinding and discount rate adjustment	2,213	—	—	2,213

Carrying amount at 31 December 2008	33,508	195,575	147,499	376,582

2008 — Company

Carrying amount at 1 January 2008	19,061	—	99,044	118,105
Additional provisions recognised	—	—	140,876	140,876
Amounts used during the year	—	—	(92,421)	(92,421)
Unwinding and discount rate adjustment	2,213	—	—	2,213

Carrying amount at 31 December 2008	21,274	—	147,499	168,773

i.	Make good provision
A provision is recognised to restore leased premises to their original condition as required by the lease agreements. The amount recognised represents the present value of the estimated cost to restore the premises. The provision has been calculated using a pre-tax discount rate of 11.035%.
ii.	Onerous Lease Contract
Due to the sale of the assets of ProCam Machine LLC in 2005, the company ceased using the premises in Seattle WA, United States at that time. The Company then commenced discussions with the lessor who has indicated that they are prepared to terminate the lease early. The lease for these premises expired in June 2007 and to date the negotiations have not been finalised.
iii.	Payroll
A provision has been recognised for payroll liabilities that include amounts payable for leave entitlements loaded for on costs.
iv.	Amounts not expected to be settled within 12 months
The current provision for Onerous Lease Contracts represents a present obligation on the Group, however, based on past experience the Group does not expect to settle this amount within the next 12 months.

	Amounts	Amounts
	expected to	expected to
	be settled	be settled
	within	after
	12 Months	12 Months
	$	$
Onerous lease contracts	—	195,575

59 | P a g e

Metal Storm Limited
Notes to the financial statements
31 December 2008 (cont.)
19. Non-current liabilities — Interest bearing loans and borrowings

	Consolidated		Company
	2008	2007	2008	2007
	$	$	$	$
Obligations under finance leases	16,783	215,036	—	195,977

	16,783	215,036	—	195,977

Finance leases have a lease term of 3 years with no option to renew the leases or purchase the assets at the completion of the lease term. Some finance leases are secured through a cash deposit, see notes 11 and 12.
20. Contributed equity

	Consolidated		Company
	2008	2007	2008	2007
	$	$	$	$
Ordinary shares — issued and fully paid	66,209,718	65,428,400	66,209,718	65,428,400

Movement in ordinary share capital

			Number of	Issue	Value
Details	Note	Date	shares	price	$
Opening balance		01/01/2007	552,641,394		59,985,634
Exercise listed options	(ii)	04/01/2007	758	$0.150	119
Conversion of notes	(iii)	04/01/2007	1,706,709	$0.135	205,359
Exercise listed options	(ii)	16/01/2007	12,173	$0.150	1,826
Conversion of notes	(iii)	16/01/2007	14,518,842	$0.135	1,746,974
Conversion of notes	(iii)	17/01/2007	14,000,000	$0.135	1,684,545
Exercise listed options	(ii)	19/01/2007	10,983	$0.150	1,647
Exercise listed options	(ii)	24/01/2007	3,127	$0.150	469
Exercise listed options	(ii)	08/03/2007	4,684	$0.150	703
Exercise listed options	(ii)	14/03/2007	7,760	$0.150	1,164
Conversion of notes	(iii)	01/04/2007	4,807,843	$0.135	595,354
Exercise listed options	(ii)	19/04/2007	850	$0.150	128
Exercise listed options	(ii)	29/05/2007	603	$0.150	90
Conversion of notes	(iii)	14/06/2007	8,775,000	$0.120	986,406
Exercise listed options	(ii)	26/06/2007	3,188	$0.150	478
Conversion of notes	(iii)	01/07/2007	136,913	$0.120	14,246
Exercise listed options	(ii)	25/07/2007	94	$0.150	14
Conversion of notes	(iii)	01/10/2007	2,049,658	$0.110	203,244

Closing Balance		31/12/2007	598,680,579		65,428,400

Conversion of notes	(iii)	01/04/2008	7,683,897	$0.060	470,479
Shares issued to employees	(i )	04/04/2008	160,000	$0.060	9,600
Shares issued to consultant	(i )	04/04/2008	1,908,573	$0.060	114,514
Conversion of notes	(iii)	01/07/2008	1,890,000	$0.050	76,028
Conversion of notes	(iii)	01/10/2008	3,232,203	$0.040	110,697

Closing Balance at 31/12/2008		31/12/2008	613,555,252		66,209,718

(i)	Shares issued to employees.

(ii)	Issued under the 2006 Renounceable Rights Issue Prospectus.

(iii)	Convertible notes issued under the 2006 Renounceable Rights Issue Prospectus converted at the lesser of $0.135 or 90% of the volume weighted average price of shares during the 30 business days immediate preceding the conversion date.
Movement in Listed Options

Number of
Options
At 1 January 2007	176,800,824
Exercise of options	(44,220)

At 31 December 2007	176,756,604
Exercise of options	—

At 31 December 2008	176,756,604

60 | P a g e

Metal Storm Limited
Notes to the financial statements
31 December 2008 (cont.)
21. Reserves

	Consolidated		Company
	2008	2007	2008	2007
	$	$	$	$
Unlisted option reserve	2,233,829	2,221,417	2,233,829	2,221,417
Share based payment reserve	14,820		14,820
Listed option reserve	6,893,566	6,893,566	6,893,566	6,893,566
Accumulated translation reserve	(106,801)	(68,559)	—	—

	9,035,414	9,046,424	9,142,215	9,114,983

Movements:

Unlisted option reserve
Balance at 1 January	2,221,417	2,084,868	2,221,417	2,084,868
Expenses recognised	12,412	136,549	12,412	136,549

Balance at 31 December	2,233,829	2,221,417	2,233,829	2,221,417

Share based payment reserve
Balance at 1 January	—	—	—	—
Expenses recognised	14,820	—	14,820	—

Balance at 31 December	14,820	—	14,820	—

Listed option reserve
Balance at 1 January	6,893,566	6,893,566	6,893,566	6,893,566
Balance at 31 December	6,893,566	6,893,566	6,893,566	6,893,566

Revaluation reserve
Balance at 1 January	—	2,080	—	2,080
Realised gains	—	(1,040)	—	(1,040)
Net movement on revaluation	—	(1,040)	—	(1,040)

Balance at 31 December	—	—	—	—

Accumulated translation reserve
Balance at 1 January	(68,559)	(84,572)	—	—
Currency translation differences	(38,242)	16,013	—	—

Balance at 31 December	(106,801)	(68,559)	—	—

Nature and purpose of reserves
i.	Unlisted options reserve
The options reserve is used to record the share options issued to Directors, employees and consultants.
ii.	Share based payments reserve
The share based payments reserve is used to record the shares granted but not yet issued to Directors, employees and consultants.
iii.	Listed options reserve
The listed options reserve is used to record the receipt on allotment of listed options issued under the renounceable rights issue.
iv.	Revaluation reserve
The revaluation reserve is used to record the gain or loss on available-for-sale financial investments.
v.	Accumulated translation reserve
The accumulated translation reserve is used to record the exchange differences arising from the translation of the financial statements of foreign subsidiaries whose functional currencies are different from the parent.

61 | P a g e

Metal Storm Limited
Notes to the financial statements
31 December 2008 (cont.)
22. Accumulated losses

	Consolidated		Company
	2008	2007	2008	2007
	$	$	$	$
Balance at 1 January	(77,782,394)	(67,784,244)	(77,877,086)	(67,070,391)
Net loss	(10,656,003)	(9,998,150)	(10,762,246)	(10,806,695)

Balance at 31 December	(88,438,397)	(77,782,394)	(88,639,332)	(77,877,086)

23. Key management personnel disclosures
a. Key management personnel compensation

	Consolidated		Company
	2008	2007	2008	2007
	$	$	$	$
Short-term employee benefits	1,414,357	1,649,029	982,769	1,023,182
Post-employment benefits	68,494	56,206	56,101	56,206
Termination benefits	—	—	—	—
Share-based payments	10,595	92,448	10,595	82,225

	1,493,446	1,461,173	1,049,465	1,161,613

The company has taken advantage of the relief provided by the Corporations Regulation 2M.6.04 and has transferred the detailed remuneration disclosures to the directors’ report. The detailed remuneration disclosures are provided in the remuneration report on pages 14 to 22 of the Director’s report.
b. Equity instrument disclosures relating to key management personnel
i. Options provided as remuneration and shares issued on exercise of such options
Details of options provided as remuneration and shares issued on the exercise of such options, together with terms and conditions of the options, can be found on page 21.
ii. Option holdings
The numbers of options over ordinary shares in the company held during the financial year by each director of Metal Storm Limited and other key management personnel of the Group, including their personally related parties, are set out below.
2008

	Balance at			Balance at
	start of the	Granted as		end of the	Vested and
Name	year	compensation	Exercised	year	exercisable	Unvested
Directors TJ O’Dwyer	33,819	—	—	33,819	33,819	—
L J Finniear	1,000,000	—	—	1,000,000	1,000,000	—
J M Crunk	—	—	—	—	—	—
P D Jonson	—	—	—	—	—	—
J R Nicholls	—	—	—	—	—	—
T W Tappenden	—	—	—	—	—	—

Other key management personnel of the group
P R Wetzig	—	—	—	—	—	—
B I Farmer	—	—	—	—	—	—
P D Faulkner	200,000	—	—	200,000	200,000	—
D M Pashen	—	—	—	—	—	—
J Cronin	200,000	—	—	200,000	200,000	—

	1,433,819	—	—	1,433,819	1,433,819	—

62 | P a g e

Metal Storm Limited
Notes to the financial statements
31 December 2008 (cont.)
23. Key management personnel disclosures (cont.)
b. Equity instrument disclosures relating to key management personnel (cont.)
ii. Option holdings (cont.)
All vested options are exercisable at the end of the year.

2007

	Balance at	Granted as		Balance at
	start of the	compen-		end of the	Vested and
Name	year	sation	Exercised	year	exercisable	Unvested
Directors TJ O’Dwyer	33,819	—	—	33,819	33,819	—
L J Finniear	—	1,000,000	—	1,000,000	500,000	500,000
J M Crunk	—	—	—	—	—	—
P D Jonson	—	—	—	—	—	—
J R Nicholls	—	—	—	—	—	—
B S McComish	—	—	—	—	—	—

Other key management personnel of the group
P R Wetzig	—	—	—	—	—	—
B I Farmer	—	—	—	—	—	—
P D Faulkner	200,000	—	—	200,000	200,000	—
J Cronin	200,000	—	—	200,000	200,000	—
J D MacDonald	500,000	—	—	500,000	500,000	—
G L Bergeron III	250,000	—	—	250,000	250,000	—

	1,183,819	1,000,000	—	2,183,819	1,683,819	500,000

All vested options are exercisable at the end of the year.
iii. Share holdings
The numbers of shares in the company held during the financial year by each director of Metal Storm Limited and other key management personnel of the Group, including their personally related parties, are set out below.
2008

	Balance at	Changes	Balance at
	start of the	during the	end of the
	year	year	year
Directors
T J O’Dwyer	180,855	—	180,855
L J Finniear	—	—	—
J M Crunk	—	—	—
P D Jonson	340,000	340,000	680,000
J R Nicholls	—	—	—
T W Tappenden	—	—	—

Other key management personnel of the group
P R Wetzig	400	—	400
B I Farmer	—	100,000	100,000
P D Faulkner	—	—	—
D M Pashen	—	100,000	100,000
J Cronin	—	—	—

	521,255	540,000	1,061,255

63 | P a g e

Metal Storm Limited
Notes to the financial statements
31 December 2008 (cont.)
23. Key management personnel disclosures (cont.)
b. Equity instrument disclosures relating to key management personnel (cont.)
iii. Share holdings (cont.)
2007

	Balance at	Changes	Balance at
	start of the	during the	end of the
	year	year	year
Directors
T J O’Dwyer	180,855	—	180,855
L Finniear	—	—	—
J M Crunk	—	—	—
P D Jonson	340,000	—	340,000
J R Nicholls	—	—	—
B S McComish	—	—	—

Other key management personnel of the group
P R Wetzig	400	—	400
B I Farmer	—	—	—
P D Faulkner	—	—	—
J Cronin	—	—	—
J D MacDonald	—	—	—
G L Bergeron III	—	—	—

	521,255	—	521,255

c. Loans to key management personnel
There were no loans to key management at 31 December 2008 or 31 December 2007.
d. Other transactions and balances with key management personnel
i. Directors’ fees
At 31 December the following Directors’ fees were payable to directors in relation to the financial year then ended:

	2008	2007
	$	$
T J O’Dwyer	—	6,666
J M Crunk	—	10,000
P D Jonson	—	15,000
J R Nicholls	12,500	4,167
T W Tappenden	—	—

	12,500	35,833

64 | P a g e

Metal Storm Limited
Notes to the financial statements
31 December 2008 (cont.)
24. Remuneration of auditors
During the year the following fees were paid or payable for services provided by the auditor of the Company, its related practises and non-related firms:
a. Audit Services

	Consolidated			Company
	2008	2007		2008	2007
	$	$		$	$
PricewaterhouseCoopers
Audit and review of financial reports	445,330	332,000		445,330	332,000
Non-PricewaterhouseCoopers
Audit and review of financial reports	—	353,458	[i]	—	353,458	[i]

	445,330	685,458		445,330	685,458

i Relates to audit services performed during 2007 for the 2006 financial year.
b. Non-audit Services

	Consolidated		Company
	2008	2007	2008	2007
	$	$	$	$
PricewaterhouseCoopers
Non-audit services	70,750	—	70,750	—

	70,750	—	70,750	—

25. Commitments
a. Operating leases
Future minimum rental payments under non-cancellable operating leases as at 31 December are as follows:

	Consolidated		Company
	2008	2007	2008	2007
	$	$	$	$
Within one year	442,874	443,858	126,620	195,278
After one year but not more than 5 years	161,771	476,093	—	113,806
More than 5 years	—	—	—	—

Total minimum lease payments	604,645	919,951	126,620	309,084

65 | P a g e

Metal Storm Limited
Notes to the financial statements
31 December 2008 (cont.)
25. Commitments (cont.)
b. Finance leases
The Company has finance leases contracts for workshop equipment and demountable buildings with a carrying amount of $244,932 (2007: $300,361). These lease contracts expire within 3 years with no option to renew the leases or purchase the assets at the completion of the lease term. Refer to notes 0, 17 and 19 for further details.
Future minimum lease payments under finance leases together with the present value of the net minimum lease payments are as follows:

	2008		2007
	Minimum	Present value	Minimum	Present value
	lease	of lease	lease	of lease
	payments	payments	payments	payments
	$	$	$	$
Consolidated
Within one year	219,517	203,699	84,626	63,907
After one year but not more than 5 years	19,594	16,783	232,487	215,036

Total minimum lease payments	239,111	220,482	317,113	278,943
Less amounts representing finance charges	(18,629)	—	(38,170)	—

	220,482	220,482	278,943	278,943

Company
Within one year	209,215	195,977	76,206	58,210
After one year but not more than 5 years	—	—	209,214	195,977

Total minimum lease payments	209,215	195,977	285,420	254,187
Less amounts representing finance charges	(13,238)	—	(31,233)	—

	195,977	195,977	254,187	254,187

26. Related party transactions
a. Loads to/from related parties
Loans made to controlled entities, including wholly owned subsidiaries, outstanding at 31 December 2008 totalled $20,849,181. At 31 December 2007 these totalled $18,175,243. Loans were non-interest bearing and had no set repayment terms. At year end a provision for diminution in value has been taken up to the amount of $20,849,181.
The expense recorded in the financial statements of the Company to 31 December 2008 was $2,161,184 and to 31 December 2007 was $1,797,973.
b. Transactions with related parties
During the year Backwell Lombard Capital Pty Ltd, of which T J O’Dwyer is a principal, were appointed to undertake consultancy work. Fees paid to Backwell Lombard Capital Pty Ltd during 2008 totalled $90,000 for services performed.
There have been no other related party transactions between the company and its Directors or Key Management Personnel, or ‘close members’ of their family, or any entities that they control, jointly control or significantly influence that require disclosure in the financial report under accounting standard AASB 124.
66 | P a g e

Metal Storm Limited
Notes to the financial statements
31 December 2008 (cont.)
27. Subsidiaries

	Country of	Percentage of equity held by the
	Incorporation	Group		Investment
		2008	2007	2008	2007
Metal Storm Inc.	USA	49%	49%	2,920	2,920
ProCam Machine LLC	USA	100%	100%	—	—
Metal Storm USA Limited	USA	100%	100%	—	—
Digigun LLC	USA	100%	100%	—	—
The structure of Metal Storm Inc. allows the Company to bid directly on US defence projects under the Small Business Innovation Research (SBIR) program as the ‘prime’ contractor, thus enabling revenue flows directly into the company. To be compliant with the requirements of the US Department of Defence, it was necessary to create Metal Storm Inc. as a 49% owned entity by Metal Storm Limited, and place the other 51% in trust for the benefit of Metal Storm Inc.’s US resident employees. For the purposes of financial reporting, Metal Storm continues to control Metal Storm Inc. and consolidates 100% of the assets and liabilities of this subsidiary.
28. Events occurring after the balance sheet date
On 2 January 2009, Metal Storm Limited repaid a $2,000,000 short term loan in accordance with the repayment terms of that agreement.
On 2 January 2009, 2,159,403 convertible notes were converted into 7,287,985 ordinary shares in accordance with the terms of the convertible notes Trust Deed.
On 3 February 2009, Metal Storm certified its 3 shot grenade launcher for safe man-firing.
On 4 February 2009 Metal Storm Inc commenced proceedings against Starchase for breaching terms of contract and failure to pay outstanding monies.
29. Reconciliation of loss after income tax to net cash inflow from operating activities

	Consolidated		Company
	2008	2007	2008	2007
	$	$	$	$
Net Loss	(10,656,003)	(9,998,150)	(10,762,246)	(10,806,695)
Adjustments for:
Depreciation and amortisation	220,906	249,496	175,130	169,389
Accretion expense	3,236,015	1,884,443	3,236,015	1,884,443
Amortisation of transaction costs	865,465	865,465	865,465	865,465
Net loss on disposal of plant and equipment	1,159	—	1,159	—
Foreign exchange differences	(132,150)	17,495	—	—
Impairment loss on receivables	—	—	2,161,184	1,797,973
Fair value of services paid for via issue of options	12,412	136,549	12,412	136,549
Fair value of services paid for via issue of shares	138,935	—	138,935	—
Fair value adjustment to conversion derivative	(3,620,682)	(2,421,388)	(3,620,682)	(2,421,388)
Fair value adjustment to available-for-sale assets	—	(2,080)	—	(2,080)
Impairment loss on available-for-sale assets	769,200	220,800	769,200	220,800
Interest received	(1,040,700)	(1,354,047)	(1,000,811)	(1,329,387)
Other	—	758	—	644

Changes in assets and liabilities:
(Increase) / decrease in trade and other receivables	1,445,602	(1,379,346)	393,637	25,472
(Increase) / decrease in prepayments	2,524	11,009	(11,444)	32,551
(Decrease) / increase in trade and other payables	(1,475,708)	662,620	(146,470)	2,272
(Decrease) / increase in provisions	74,421	(139,836)	50,668	(54,528)
(Decrease) / increase in other liabilities	(21,910)	(9,684)	(2,897)	2,935

Net cash used in operating activities	(10,180,514)	(11,255,896)	(7,740,745)	(9,475,585)

67 | P a g e

Metal Storm Limited
Notes to the financial statements
31 December 2008 (cont.)
30. Earnings per share
a. Basic and diluted earnings per share

	2008	2007
	$	$
Loss for the year	10,656,003	9,998,150

Basic and diluted earnings per share (cents per share)	(1.75)	(1.69)
b. Weighted average number of shares used as the denominator

	2008	2007
	Number	Number
Weighted average number of ordinary shares for basic and diluted earnings per share	607,713,288	590,721,934
c. Information concerning the classification of securities
     The following table summarises the convertible notes, listed options and unlisted options that were not included in the calculation of weighted average number of ordinary shares because they are anti-dilutive.

	2008	2007
	Number	Number
Convertible notes	147,584,129	152,656,884
Listed options	176,756,604	176,756,604
Unlisted options	18,989,688	18,569,688
31. Share-based payments
a. Employee share option plan
The Company operates a discretionary Employee Share Option Plan (ESOP) to enable the Board to provide an incentive and to reward full time executives and employees for the key role that they will play in the future success of the Company. A summary of the terms of the plan is as follows:
Invitations to participate in the ESOP are at the absolute discretion of the Board. Any invitation shall specify the precise details of the invitation, such as maximum number of shares, date by which application must be made by the invitee, the exercise price and any conditions attached to the exercise of the option. The exercise price shall not be less than the market price of the Company’s shares on the date determined by the Board. The aggregate number of shares subject to options shall not exceed 5% of the Company’s shares then on issue. There are also individual limits on the number of options, which may be granted to employees.
The exercise period is the earlier of: (a) the third anniversary of the date of grant of the option; (b) the date on which any special circumstances including death, disability, redundancy, retirement or cessation of employment arise; (c) a takeover, compulsory acquisition, reconstruction, amalgamation or liquidation; and ending on the earliest of (d) the date which is 2 days before the tenth anniversary of the date of grant; (e) the last day before the first anniversary of the date on which any special circumstance arises; (f) the expiry of specific time frames set out in the Plan in relation to the circumstances in (c) above.
An option shall lapse upon expiry of the exercise period.
The Board may, at any time, cease making further offers or invitations but the subsisting rights of option holders shall not be affected.
There are currently no options issued under the ESOP.
68 | P a g e

Metal Storm Limited
Notes to the financial statements
31 December 2008 (cont.)
31. Share-based payments (cont.)
b. Options issued under the constitution
The Board issues options not pursuant to the Employee Share Option Plan as part of executive and senior employee remuneration packages. Inclusion of options as part of a remuneration package is at the absolute discretion of the Board. Each employment contract or offer letter contains the specific details of the employees’ entitlement to options issued in this manner (refer to the audited Remuneration Report section of the Directors’ Report for details of employment contracts, pages 18 to 20). Specifically the number of options the employee is entitled to, the exercise price, the vesting date and the expiry date of the options are all outlined in the employee contract.
The exercise price shall not be less than the market price of the Company’s shares on the date of signing the employment contract. The aggregate number of shares subject to options shall not exceed 5% of the Company’s shares then on issue. There are also individual limits on the number of options, which may be granted to employees.
An option shall lapse upon expiry of the exercise period.
The fair value of employee benefits are estimated at the date of grant using the Black-Scholes option pricing model. The following inputs were used in determining the value of options.
Expected volatility — calculated using historical information for a period equivalent to the expected life of the option dated back from the grant date of the options. This has a range between 54% and 72% depending on grant date and expected life of the options.
Risk-free interest rate — based on the implied yield on zero coupon Australian Government bonds with a maturity equal to the expected life of the option.
Expected life of the option — range from four to eight years determined by the terms of the option agreement and managements’ assessment of when the option will be exercised.
Option exercise price — as per option terms.
Share price — share price at grant date of the option.
The following table illustrates the number and weighted average exercise price (WAEP) of share options granted during the year under the constitution.

	2008		2007
	Number	WAEP	Number	WAEP
Outstanding at the beginning of the year	19,044,688	0.30	18,100,938	0.31
Granted during the year	—	—	1,000,000	0.19
Expired during the year	(55,000)	0.54	(56,250)	0.54

Outstanding at the end of the year	18,989,688	0.30	19,044,688	0.30

Exercisable at the end of the year	18,989,688	0.30	13,207,188	0.41
No unlisted options were exercised during the period.
69 | P a g e

Metal Storm Limited
Notes to the financial statements
31 December 2008 (cont.)
31. Share-based payments (cont.)
b. Options under the constitution (cont.)
The outstanding balance at 31 December is represented by:

	Exercise Price	2008	2007
Expiry Date	$	Number	Number
31 March 2008	0.556	—	12,500
04 June 2008	0.388	—	5,000
30 June 2008	0.556	—	12,500
30 September 2008	0.556	—	12,500
31 December 2008	0.556	—	12,500
14 January 2009	0.400	125,000	125,000
02 February 2009	0.400	100,000	100,000
16 February 2009	0.400	14,438	14,438
24 February 2009	0.400	81,250	81,250
10 March 2009	0.400	8,250	8,250
31 March 2009	0.400	62,500	62,500
05 April 2009	0.400	29,500	29,500
14 April 2009	0.400	1,100,000	1,100,000
10 May 2009	0.400	25,000	25,000
08 June 2009	0.400	25,000	25,000
21 June 2009	0.400	3,225,000	3,225,000
21 June 2009	1.100	40,000	40,000
21 June 2009	1.150	200,000	200,000
30 June 2009	0.400	62,500	62,500
05 July 2009	0.400	75,000	75,000
14 July 2009	0.400	125,000	125,000
04 September 2009	0.400	31,250	31,250
30 September 2009	0.400	62,500	62,500
14 October 2009	0.400	125,000	125,000
24 November 2009	0.400	6,250	6,250
04 December 2009	0.400	31,250	31,250
07 December 2009	0.400	12,500	12,500
31 December 2009	0.400	150,000	150,000
18 March 2010	0.400	20,000	20,000
31 March 2010	0.400	200,000	200,000
21 June 2010	0.400	578,750	578,750
24 June 2010	0.400	1,990,000	1,990,000
30 June 2010	0.400	200,000	200,000
30 September 2010	0.400	200,000	200,000
31 December 2010	0.400	218,750	218,750
31 March 2011	0.400	193,750	193,750
28 April 2011	0.400	940,000	940,000
30 June 2011	0.400	818,750	818,750
02 July 2011	0.010	5,000,000	5,000,000
30 September 2011	0.400	125,000	125,000
27 October 2011	0.400	506,250	506,250
31 December 2011	0.400	193,750	193,750
08 March 2012	0.180	1,000,000	1,000,000
31 March 2012	0.400	193,750	193,750
30 June 2012	0.400	193,750	193,750
30 September 2012	0.400	193,750	193,750
31 December 2012	0.400	168,750	168,750
31 March 2013	0.400	168,750	168,750
30 June 2013	0.400	168,750	168,750

		18,989,688	19,044,688

There are currently no options issued under the ESOP.
70 | P a g e

Metal Storm Limited
Notes to the financial statements
31 December 2008 (cont.)
31. Share-based payments (cont.)
c. Shares issued at the discretion of the Board
The Board issues shares at their absolute discretion to employees as part of executive and employee remuneration packages.
The fair value of employee benefits are estimated at grant date based on the Company’s share price on that day.
d. Expenses arising from share based payment transactions

	Consolidated		Company
	2008	2007	2008	2007
	$	$	$	$
Options expense	12,412	136,549	12,412	136,549
Shares granted but not yet issued to employees	14,820	—	14,820	—
Shares granted and issued to employees	9,600	—	9,600	—

	36,832	136,549	36,832	136,549

71 | P a g e

Metal Storm Limited
Directors’ Declaration
In the directors’ opinion:
a)	the financial statements and notes set out on pages 24 to 69 are in accordance with the Corporations Act 2001, including:
a.	Complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and
b.	giving a true and fair view of the Company’s and Group’s financial position as at 31 December 2008 and of their performance for the year ended on that date, and
b)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.
The directors have been given the declarations by the chief executive officer and the chief financial officer required by section 295A of the Corporations Act 2001.
This declaration is made in accordance with a resolution of the directors.
On behalf of the Board
T J O’Dwyer
Director
Brisbane
Date: 27 February 2009
72 | P a g e

Metal Storm Limited

PricewaterhouseCoopers
ABN 52 780 433 757

Riverside Centre
123 Eagle Street
BRISBANE QLD 4000
GPO Box 150
BRISBANE QLD 4001
DX 77 Brisbane
Australia
Independent auditor’s report to the members of	Telephone +61 7 3257 5000
Metal Storm Limited	Facsimile +61 7 3257 5999

Report on the financial report
We have audited the accompanying financial report of Metal Storm Limited, which comprises the balance sheet as at 31 December 2008, and the income statement, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors’ declaration for both Metal Storm Limited and the consolidated entity (“Group”). The Group comprises the company and the entities it controlled at the year’s end or from time to time during the financial year.
Directors’ responsibility for the financial report
The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 2, the directors also state, in accordance with Accounting Standard AASB 101 Presentation of Financial Statements, that compliance with the Australian equivalents to International Financial Reporting Standards ensures that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards.
Auditor’s responsibility
Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.
73 | P a g e

Metal Storm Limited
(continued)
Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.
For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit.
Our audit did not involve an analysis of the prudence of business decisions made by directors or management.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.
Independence
In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001.
Auditor’s opinion
In our opinion:
(a)	the financial report of Metal Storm Limited is in accordance with the Corporations Act 2001, including:
(i)	giving a true and fair view of the company’s and group’s financial position as at 31 December 2008 and of their performance for the year ended on that date; and

(ii)	complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001, and
(b)	the consolidated financial statements and notes and parent entity financial statements and notes also comply with International Financial Reporting Standards as disclosed in Note 2.
Significant Uncertainty Regarding Continuation as a Going Concern
Without qualifying our opinion, we draw attention to Note 1 in the financial statements which indicates there is significant uncertainty as to whether the company and the group will continue as a going concern and, therefore, whether it will realise its assets and extinguish its liabilities in the normal course of business and at the amounts stated in the financial report.
74 | P a g e

Metal Storm Limited
(continued)
Report on the Remuneration Report
We have audited the Remuneration Report included in pages 14 to 22 of the directors’ report for the year ended 31 December 2008. The directors of the company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.
Auditor’s opinion
In our opinion, the Remuneration Report of Metal Storm Limited for the year ended 31 December 2008, complies with section 300A of the Corporations Act 2001.
PricewaterhouseCoopers

Robert Hubbard	Brisbane
Partner	27 February 2008
75 | P a g e

Metal Storm Limited
76 | P a g e

Metal Storm Limited
ASX Additional Information
As at 22 January 2009
Number and class of all securities

	Note	Number
Ordinary Share Capital	(i )	620,843,237
Convertible Notes	(ii)	145,424,726
Listed options	(iii)	176,756,604
Unlisted Options	(iii)	18,989,688

(i)	All issued ordinary fully paid shares carry one vote per share.

(ii)	The Note Holder can elect to convert some or all of their convertible notes into ordinary shares which will carry one vote per share at the maturity date (1 September 2009).

(iii)	Options do not carry a right to vote.
Distribution of Holders of Equity Securities

		Number of	Number of
	Number of	Convertible	listed Option
Number of Securities Held	shareholders	Note holders	holders
1 – 1,000	1,480	216	372
1,001 – 5,000	2,801	370	307
5,001 – 10,000	1,328	129	107
10,001 – 100,000	2,786	251	189
100,001 and over	473	48	80

	8,868	1,014	1,055

Holdings less than a marketable parcel	5,776	635	950

	Fully Paid
	Number	Percentage
Substantial Ordinary Shareholders
Mr James Michael O’Dwyer	124,882,571	20.11
ANZ Nominees Limited	91,344,102	14.71
O’Dwyer Investments Pty Ltd	43,250,122	6.97
National Nominees Limited	31,197,000	5.02

	290,673,795	46.81

Substantial Convertible Note Holders
Citicorp Nominees Pty Limited	65,175,812	44.82
Harmony Investment Fund Ltd	32,726,847	22.50
PNG Ports Corporation Limited	22,500,000	15.47

	120,402,659	82.79

Substantial Option Holders
Citicorp Nominees Pty Limited	118,726,333	67.17
Dottie Investments Pty Ltd	13,407,362	7.59

	132,133,695	74.76

77 | P a g e

Metal Storm Limited
ASX Additional Information (cont.)
22 January 2009
Twenty Largest Holders of Quoted Equity Securities

			% of Issued
Name	Rank	Units	Capital
Mr James Michael O’Dwyer	1	124,882,571	20.11
ANZ Nominees Limited	2	91,344,102	14.71
O’Dwyer Investments Pty Ltd	3	43,250,122	6.97
National Nominees Limited	4	31,197,000	5.02
Citicorp Nominees Pty Limited	5	30,616,063	4.93
Milaroi Pty Ltd	6	6,223,733	1.00
Mr Graham Bugden	7	5,334,508	0.86
Mr Robert Wilson	8	3,912,767	0.63
Mr Gordon Menzies Wilson	9	3,533,054	0.57
Delphi Systems Pty Limited	10	2,772,833	0.45
Boom Securities (HK) Limited	11	2,581,619	0.42
Mr Robert Wilson	12	2,549,694	0.41
Mr Tin Sheung Lau	13	2,496,633	0.40
Merrill Lynch (Australia) Nominees Pty Limited	14	2,482,641	0.40
CS Fourth Nominees Pty Limited	15	2,395,108	0.39
Patrick Hanson	16	2,200,000	0.35
Mr William McAllister	17	2,129,749	0.34
Pipco Pty Limited	18	2,093,477	0.34
Mr Christopher Dale Gunning	19	1,995,623	0.32
EH Group Inc	20	1,908,573	0.31

		365,899,870	58.93

Twenty Largest Holders of Quoted Convertible Notes

			% of Issued
Name	Rank	Units	Notes
Citicorp Nominees Pty Limited	1	65,175,812	44.82
Harmony Investment Fund Ltd	2	32,726,847	22.50
PNG Ports Corporation Limited	3	22,500,000	15.47
NASFUND Contributors savings Loan Society	4	1,250,000	0.86
Raibus Security Services	5	1,051,961	0.72
Mr Graham Bugden	6	1,000,000	0.69
MS Investments No 2 Pty Ltd	7	1,000,000	0.69
Mr Andrew Winston Doyle	8	900,000	0.62
Dupa Ltd	9	861,775	0.59
Mr Alfred John Milani Mrs Jennifer Jaye Milani	10	750,000	0.52
Delphi Systems Pty Ltd	11	514,280	0.35
Mr Michael Grant Ring	12	492,595	0.34
Dr Dinah Blunt Mr Cameron Hastie Lynden House S/F Invest A/C	13	465,362	0.32
Murrell AAA Pty Ltd	14	402,112	0.28
Eliryem Pty Ltd Blake Super Fund A/C	15	400,000	0.28
Centura Pty Ltd Centura Unit A/C	16	335,582	0.23
Keong Lim Pty Limited SK Lim Family A/C	17	313,247	0.22
Vedhan Nominees Pty Ltd the J Vedelago Super A/C	18	300,000	0.21
Mr Dean Button	19	264,814	0.18
Lisab Pty Ltd	20	260,000	0.18

		130,964,387	90.07

78 | P a g e

Metal Storm Limited
ASX Additional Information (cont.)
22 January 2009
Twenty Largest Holders of Quoted Options

			% of Issued
Name	Rank	Units	Notes
Citicorp Nominees Pty Limited	1	118,726,333	67.17
Dottie Investments Pty Ltd	2	13,407,362	7.59
Mr Daniel Hicks	3	3,450,358	1.95
Mr George Mialkowski Mrs Kathleen Mialkowski	4	2,068,999	1.17
Delphi Systems Pty Ltd	5	2,001,649	1.13
Mr Kenneth Venner Wilmott	6	1,606,891	0.91
S & C Finaly Holdings Pty Limited SCF Family A/C	7	1,500,000	0.85
Combined Vision Pty Ltd	8	1,491,969	0.84
Mrs Jacqueline Patricia Hicks	9	1,076,594	0.61
MS Investments No 2 Pty Ltd	10	1,075,000	0.61
Mr Anthony James Ellis	11	1,000,000	0.57
Mr Julian Jude Gillespie Mrs Lindy Tan J & L Super Huge Fund a/c	12	1,000,000	0.57
Valnera Holdings Pty Ltd	13	1,000,000	0.57
Mr David Ariti	14	980,600	0.55
Mr Robert Guth Bradfield & Prichard	15	830,000	0.47
Mr Andrew David Burns	16	824,000	0.47
Mr Richard Matthew MacArthur Onslow	17	700,000	0.40
Morven Investments Pty Ltd	18	575,000	0.33
Mr Daniel Francis Hicks	19	550,000	0.31
Mr Gregory Stephen Smith	20	512,900	0.29

		154,377,655	87.36

79 | P a g e